As filed with the Securities and Exchange Commission on May 1, 2009
Registration No. 333-118553

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 4 TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PHOTONIC PRODUCTS GROUP, INC.
(Exact name of registrant as specified in its charter)

New Jersey	3679	22-2003247
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

181 Legrand Avenue
Northvale, New Jersey 07647
(201) 767-1910
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William Foote
Chief Financial Officer
Photonic Products Group, Inc.
181 Legrand Avenue
Northvale, New Jersey 07647
(201) 767-1910
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan Wovsaniker, Esq.
Lowenstein Sandler PC
65 Livingston Avenue
Roseland, New Jersey 07068
(973) 597-2500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.
___________

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See definition of “large accelerated filer, accelerated filer and smaller reporting company” in Rule 12b-2 of the exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
___________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)		Proposed Maximum Aggregate Offering Price(2)		Amount of Registration Fee(3)
Common Stock, par value .01 per share	943,790	(1)	$1,510,064	(2)	$84.26	(3)
_________

(1)      3,043,425 shares were registered under the Company’s original Registration Statement on Form S-1 filed on August 25, 2004.  The above number represents the balance of shares underlying warrants still outstanding and required to be registered by the Company.

(2)      Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

(3)      Previously paid.

The information in this prospectus is not complete and may be changed.  A registration statement relating to these securities has been filed with the Securities and Exchange Commission.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting nor does it seek an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion dated May __, 2009
PRELIMINARY PROSPECTUS

943,790 Shares

Photonic Products Group, Inc.

Common Stock

This prospectus relates to the resale from time to time of up to 943,790 shares of our common stock, par value $.01 per share (“Common Stock”), issuable upon exercise of warrants at an initial exercise price of $1.35, issued pursuant to our Confidential Private Placement Memorandum dated June 1, 2004 (the “June 2004 Private Placement”) to the holders named in this prospectus, whom we refer to as the “Selling Shareholders” and their transferees.  See “Selling Shareholders.”  We are registering the shares to provide for freely tradable securities.  We will not receive any of the proceeds from the disposition of shares by the Selling Shareholders, but we have agreed to bear the cost relating to the registration of the shares.

Our Common Stock is traded on the National Association of Securities Dealers’ Over-the-Counter Bulletin Board under the symbol “PHPG.”

Investing in our Common Stock involves significant risk.  You should read this entire prospectus carefully, including the section entitled “Risk Factors.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

Some of the shares of Common Stock registered hereunder may be sold upon exercise of warrants from time to time by the holders, and persons exercising the warrants may engage a broker or dealer to sell the shares they receive.  For additional information on the possible methods of sales, you should refer to the section of this prospectus entitled “Plan of Distribution.”

You should rely only on the information contained in this prospectus.  We have not authorized anyone to provide you with information different from that which is contained in this prospectus.  We are offering to issue shares of our Common Stock only in jurisdictions where these offers are permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Common Stock.

The date of this prospectus is [____________], 2009

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	6
USE OF PROCEEDS	6
CAPITALIZATION	7
SELLING SHAREHOLDERS	8
PLAN OF DISTRIBUTION	10
DESCRIPTION OF CAPITAL STOCK	12
OUR BUSINESS	14
MARKET FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS	20
SELECTED CONSOLIDATED FINANCIAL DATA	24
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	25
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	54
LEGAL MATTERS	58
EXPERTS	58
WHERE YOU CAN FIND MORE INFORMATION	58

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus.  This summary does not contain all the information that you should consider before investing in our common stock.  You should read this entire prospectus carefully including “Risk Factors” on page 3 and our consolidated financial statements and notes, beginning on page 59, before making an investment decision.

Photonic Products Group, Inc.

We develop, manufacture and market products and services for use in diverse photonics industry sectors through our multiple business units.  Our products fall into the following product categories:

•	optical components, including standard and custom optical components and assemblies, crystals, and crystal components; and

•	laser accessories, including wavelength conversion products and Pockel’s Cells (optical shutters) that employ nonlinear crystals to perform the function of wavelength conversion.

We expect that in the future our products may also include other product categories.  We market our products and services through our three business units, INRAD, Laser Optics, and MRC Optics, primarily to organizations in the following industry sectors:

•	Defense/aerospace

•	Process control and metrology,

•	Laser systems (non-military), and

•	Universities and national laboratories.

The defense/aerospace sector is by far our largest customer base, accounting for 63% of our sales (both to U.S. and foreign defense/aerospace companies) in 2008.

Since 2003, we have been following a strategy to transform our organization from a single business unit into a portfolio of businesses serving the photonics industry with branded products that conform to the paradigm Products Enabling Photonics™.

As a part of our plan to transform our organization, we seek to expand our production capacities, product lines and market reach through both internal growth and acquisition of complementary businesses.  From time to time we engage in exploratory strategic merger and acquisition discussions.  As a result of these efforts, we made the following strategic acquisitions:

•
Laser Optics, Inc.  In November 2003, we concluded our first acquisition, that of the assets and certain liabilities of Laser Optics, Inc.  Laser Optics, Inc. was a custom optics and optical coating services provider, in business since 1966.

•
MRC Precision Metal Optics, Inc.  In October 2004 we acquired all of the stock of MRC Precision Metal Optics, Inc.  MRC Optics, now our wholly-owned subsidiary, is a fully integrated precision metal optics and diamond-turned aspheric optics manufacturer, specializing in CNC and single point diamond machining, optical polishing, plating, beryllium machining, and opto-mechanical design and assembly services.

Our executive offices are located at 181 Legrand Avenue, Northvale, New Jersey 07647 and our telephone number at that address is 201-767-1910.  We maintain a website on the Internet at www.ppgrpinc.com.  Our website, and the information contained therein, is not a part of this prospectus.

June 2004 Private Placement

In June 2004, we conducted a private placement of our common stock that was not registered with the Securities and Exchange Commission.  Pursuant to the terms of the subscription agreements that we entered into in connection with the June 2004 private placement, we issued and sold to investors units of securities comprised of:

•	an aggregate of 1,581,000 shares of common stock, and

•	five-year warrants to purchase up to an aggregate of 1,462,425 shares of our common stock at an exercise price of $1.35 per share, subject to anti-dilution adjustment.

For more information on the June 2004 Private Placement and the selling shareholders, see the section entitled “Selling Shareholders” beginning on page 8.

Resale registration

As required by the terms of the June 2004 Private Placement, we registered the shares of common stock issued in the June 2004 Private Placement (including any shares as were issuable pursuant to the warrants) to permit the resale of common stock issued to the selling shareholders.  The terms of the June 2004 Private Placement required us to pay for the fees and expenses relating to that registration, and to keep the registration statement current.

After this Amendment 4 to the registration statement to which this prospectus is a part is declared effective by the Securities and Exchange Commission, the selling shareholders may, from time to time, offer to sell up to 943,790 shares of our common stock obtained via the exercise of the warrants issued in the June 2004 Private Placement.  The selling shareholders have already sold or are free to sell the 2,099,635 shares of common stock issued directly in the private placement or through prior warrant exercises as more than 12 months have passed since their issuance.  For more information about re-sales of our common stock by the selling shareholders, see the section entitled “Plan of Distribution” beginning on page 10.

Use of proceeds

We will not receive any of the proceeds from the sale of the shares. However, we will receive gross proceeds of up to approximately $1.27 million from the issuance of the shares of common stock being registered pursuant to the registration statement of which this prospectus forms a part in connection with the exercise of certain warrants, if and when they are exercised, unless certain of such warrants are exercised on a cashless basis.

Over-the-Counter Bulletin Board symbol:  PHPG.

Risk factors

Investing in our common stock involves significant risk.  You should read this entire prospectus carefully including the section entitled “Risk Factors” beginning on page 3.

RISK FACTORS

Before deciding to invest in our Common Stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus.  The following risks and the risks described elsewhere in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” could materially harm our business, financial condition or future results.  If that occurs, the trading price of our Common Stock could decline, and you could lose all or part of your investment.  The risks and uncertainties described below are not the only ones we face.  Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Relating to Our Company and Industry

a)	As general economic conditions deteriorate, the Company’s financial results may suffer

Significant economic downturns or recessions in the United States or Europe such as the current economic environment in which the Company operates, could adversely affect the Company’s business, by causing a temporary or longer term decline in demand for the Company’s goods and services and thus its revenues.  The economic uncertainty has resulted in our key customers delaying orders due to decreased demand by the end users of their products and their difficulty in assessing and projecting end-user needs.   Additionally, the Company’s revenues and earnings may also be affected by general economic factors, such as excessive inflation, currency fluctuations and employment levels.

b)	The Company has exposure to Government Markets

Sales to customers in the defense industry have increased in the recent past.  These customers in turn generally contract with a governmental entity, typically the U.S. government.  Most governmental programs are subject to funding approval and can be modified or terminated with no warning upon the determination of a legislative or administrative body.  The current economic crisis is having significant effects on government spending and it is particularly difficult, at this time, to assess how this will impact our defense industry customers and the timing and volume of business we do with them. The loss or failure to obtain certain contracts or a loss of a major government customer could have a material adverse effect on our business, results of operations or financial condition.

c)	The Company’s revenues are concentrated in its largest customer accounts

For the year ended December 31, 2008, seven customer accounts represented in the aggregate 68% of total revenues, and three customers accounted for 44% of revenues.  These three customers each represented 22%, 13% and 10.0% of sales, respectively.  Since we are a supplier of custom manufactured components to OEM customers, the relative size and identity of our largest customer accounts changes somewhat from year to year.  In the short term, the loss of any of these large customer accounts could have a material adverse effect on business, our results of operations, and our financial condition.

d)	The Company depends on, but may not succeed in, developing and acquiring new products and processes

In order to meet the Company’s strategic objectives, the Company needs to continue to develop new processes, to improve existing processes, and to manufacture and market new products.  As a result, the Company may continue to make investments in the future in process development and additions to its product portfolio.  There can be no assurance that the Company will be able to develop and introduce new products or enhancements to its existing products and processes in a way that achieves market acceptance or other pertinent targeted results.  The Company also cannot be sure that it will be successful in acquiring complementary products or technologies or that it will have the human or financial resources to pursue or succeed in such activities.

e)	The Company’s business success depends on its ability to recruit and retain key personnel

The Company depends on the expertise, experience, and continuing services of certain scientists, engineers, production and management personnel, and on the Company’s ability to recruit additional personnel.  There is competition for the services of these personnel, and there is no assurance that the Company will be able to retain or attract the personnel necessary for its success, despite the Company’s effort to do so.  The loss of the services of the Company’s key personnel could have a material adverse affect on its business, on its results of operations, or on its financial condition.

f)	The Company may not be able to fully protect its intellectual property

The Company currently holds one material patent applicable to an important product, but does not in general rely on patents to protect its products or manufacturing processes.  The Company generally relies on a combination of trade secret and employee non-competition and nondisclosure agreements to protect its intellectual property rights.  There can be no assurance that the steps the Company takes will be adequate to prevent misappropriation of the Company’s technology.  In addition, there can be no assurance that, in the future, third parties will not assert infringement claims against the Company.  Asserting the Company’s rights or defending against third-party claims could involve substantial expense, thus materially and adversely affecting the Company’s business, results of operations or financial condition.

g)	Many of the Company’s customer’s industries are cyclical

The Company’s business is significantly dependent on the demand its customers experience for their products.  Many of their end users are in industries that historically have experienced a cyclical demand for their products.  The industries include but are not limited to, the defense electro-optics industry and the manufacturers of process control capital equipment for the semiconductor tools industry.  As a result, demand for the Company’s products are subject to cyclical fluctuations, and this could have a material adverse effect on our business, results of operations, or financial condition.

h)	The Company’s stock price may fluctuate widely

The Company’s stock is thinly traded.  Many factors, including, but not limited to, future announcements concerning the Company, its competitors or customers, as well as quarterly variations in operating results, announcements of technological innovations, seasonal or other variations in anticipated or actual results of operations, changes in earnings estimates by analysts or reports regarding the Company’s industries in the financial press or investment advisory publications, could cause the market price of the Company’s stock to fluctuate substantially.  In addition, the Company’s stock price may fluctuate widely for reasons which may be unrelated to operating results.  These fluctuations, as well as general economic, political and market conditions such as recessions, military conflicts, or market or market-sector declines, may materially and adversely affect the market price of the Company’s Common Stock.  In addition, any information concerning the Company, including projections of future operating results, appearing in investment advisory publications or on-line bulletin boards or otherwise emanating from a source other than the Company could in the future contribute to volatility in the market price of the Company’s Common Stock.

i)	The Company’s manufacturing processes require products from limited sources of supply

The Company utilizes many relatively uncommon materials and compounds to manufacture its products.  Examples include optical grade quartz, specialty optical glasses, scarce natural and manmade crystals, beryllium and its alloys, and high purity chemical compounds.  Failure of the Company’s suppliers to deliver sufficient quantities of these necessary materials on a timely basis, or to deliver contaminated or inferior quality materials, or to markedly increase their prices could have an adverse effect on the Company’s business, despite its efforts to secure long term commitments from the Company’s suppliers.  Adverse results might include reducing the Company’s ability to meet commitments to its customers, compromising the Company’s relationship with its customers, adversely affecting the Company’s ability to meet expanding demand for its products, or causing the Company’s financial results to deteriorate.

j)	The Company faces competition

The Company encounters substantial competition from other companies positioned to serve the same market sectors that the Company serves.  Some competitors may have financial, technical, capacity, marketing or other resources more extensive than ours, or may be able to respond more quickly than the Company can to new or emerging technologies and other competitive pressures.  Some competitors have manufacturing operations in low-cost labor regions such as the Far East and Eastern Europe and can offer products at lower price than the Company.  The Company may not be successful in winning orders against the Company’s present or future competitors, and competition may have a material adverse effect on our business, results of operations or financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements as that term is defined in the federal securities laws.  The Company wishes to insure that any forward-looking statements are accompanied by meaningful cautionary statements in order to comply with the terms of the safe harbor provided by the Private Securities Litigation Reform Act of 1995.  The events described in the forward-looking statements contained in this prospectus may not occur.  Generally these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of the Company’s plans or strategies, projected or anticipated benefits of acquisitions to be made by the Company, projections involving anticipated revenues, earnings, or other aspects of the Company’s operating results.  The words “may”, “will”, “expect”, “believe”, “anticipate”, “project”, “plan”, “target”, “intend”, “estimate”, and “continue”, and their opposites and similar expressions are intended to identify forward-looking statements.  The Company cautions you that these statements are not guarantees of future performance or events and are subject to a number of uncertainties, risks, and other influences, many of which are beyond the Company’s control, that may influence the accuracy of the statements and the projections upon which the statements are based.  Actual results may vary from these forward-looking statements for many reasons, including the following factors:

•	adverse changes in economic or industry conditions in general or in the markets served by the Company and its customers,

•	actions by competitors,

•	inability to add new customers and/or maintain customer relationships, and

•	inability to retain key employees.

The foregoing is not intended to be an exhaustive list of all factors that could cause actual results to differ materially from those expressed in forward-looking statements made by the Company.  Investors are encouraged to review the risk factors set forth in the Company's most recent Form 10-K as filed with the Securities and Exchange Commission on March 31, 2009.  Any one or more of these uncertainties, risks, and other influences could materially affect our results of operations and whether forward-looking statements made by us ultimately prove to be accurate.  The Company’s actual results, performance and achievements could differ materially from those expressed or implied in these forward-looking statements.  Except as required by law, the Company undertakes no obligation to publicly update or revise any forward looking statements, whether from new information, future events, or otherwise.

Readers are further cautioned that the Company’s financial results can vary from quarter to quarter, and the financial results for any period may not necessarily be indicative of future results.

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the notes thereto presented elsewhere herein.  The discussion of results should not be construed to imply any conclusion that such results will necessarily continue in the future.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares. However, we will receive gross proceeds of up to approximately $1.27 million from the issuance of the shares of common stock being registered pursuant to the registration statement of which this prospectus forms a part in connection with the exercise of certain warrants, if and when they are exercised, unless certain of such warrants are exercised on a cashless basis.

CAPITALIZATION

The following table summarizes our cash and cash equivalents, actual debt and capitalization as of December 31, 2008.  You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

As of December 31, 2008
Cash and Cash Equivalents	$2,672,087
Debt:
Other notes payable	490,555
Capital lease obligations	0
Subordinated promissory note(1)	2,500,000
Total Debt	2,990,555
Shareholders’ Equity:
Common stock, $0.01 par value; 60,000,000 shares authorized and 11,230,678(2) outstanding	112,306
Additional paid-in capital	16,622,466
Accumulated deficit	(6,595,647)
Treasury stock, at cost (4,600 shares)	(14,950)
Total Shareholders’ Equity	10,124,175
Total Capitalization	$15,786,808

(1)           As of December 31, 2008 we had two outstanding subordinated convertible promissory notes, convertible into an aggregate of 2,500,000 shares of our Common Stock and warrants exercisable for an aggregate of 1,875,000 shares of Common Stock.  The notes mature on April 1, 2011 and the warrants expire on April 1, 2014.

(2)           Outstanding as of December 31, 2008.  Does not include (i) 1,061,639 shares of Common Stock underlying options, warrants and rights granted to certain employees, officers and directors pursuant to our 1991 Key Employee Compensation Program and our 2000 Equity Compensation Program (the “Plans”), (ii) 2,500,000 shares of Common Stock and 1,875,000 shares of Common Stock underlying warrants issuable pursuant to outstanding subordinated convertible promissory notes; (iii)  3,885,261 shares of Common Stock which have been reserved for future issuance under the “Plans” and (iv) 943,790 shares of Common Stock underlying warrants issued pursuant to the June 2004 Private Placement.

SELLING SHAREHOLDERS

We are registering for resale shares of our Common Stock underlying warrants held by the shareholders identified below (the “Selling Shareholders”).  The Selling Shareholders acquired the warrants underlying the resale shares pursuant to a private placement of securities that was not registered with the Securities and Exchange Commission (the “June 2004 Private Placement”).  Pursuant to the terms of subscription agreements (“Subscription Agreements”) entered into with investors (“Investors”) in connection with the June 2004 Private Placement, we issued and sold to Investors Units of securities comprising (i) an aggregate of 1,581,000 shares of Common Stock and (ii) five-year warrants (“Warrants”) to purchase up to an aggregate of 1,185,750 shares of our Common Stock at an exercise price of $1.35 per share, subject to an anti-dilution adjustment.

We also issued five-year warrants (“Placement Agent Warrants”) to purchase up to an aggregate of  276,675 shares of our Common Stock to Casimir Capital, LP (the “Placement Agent”), as placement agent for the June 2004 Private Placement.  The Placement Agent Warrants have the same terms as the Warrants, except that the Placement Agent Warrants are entitled to a cashless exercise wherein the exercise price for such warrants is payable by the surrender of shares of Common Stock otherwise issuable.  The Common Stock, Warrants, Placement Agent Warrants and the Common Stock underlying the Warrants and the Placement Agent Warrants were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

Under the terms of the Subscription Agreements and a placement agent agreement, we have granted the Investors and the Placement Agent certain registration rights pursuant to which we agreed to register the shares of Common Stock issued pursuant to the June 2004 Private Placement (including, such shares as are issuable pursuant to the Warrants and the Placement Agent Warrants).

We previously registered the shares of Common Stock issued pursuant to the June 2004 Private Placement (including such shares as were issuable pursuant to the Warrants and the Placement Agent Warrants).  We previously bore the expenses of this registration.  We are currently registering the shares underlying the remaining Warrants to permit the Selling Shareholders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from the Selling Shareholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate.  The following table sets forth:

•	the name of each Selling Shareholder,

•	the number and percent of shares of our Common Stock that each Selling Shareholder beneficially owned prior to the offering for resale of the shares under this prospectus,

•	the number of shares of our Common Stock that may be offered for resale for the account of each Selling Shareholder under this prospectus, and

•
the number and percent of shares of our Common Stock to be beneficially owned by each Selling Shareholder after the offering for resale of the shares under this prospectus (assuming all such shares are sold by each Selling Shareholder).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that each Selling Shareholder may offer under this prospectus, including shares underlying warrants acquired pursuant to the June 2004 Private Placement.  We do not know how long each Selling Shareholder will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with the Selling Shareholders regarding the sale of any of the resale shares.  The shares offered by this prospectus may be offered from time to time by each Selling Shareholder listed below.

This table is prepared solely based on information supplied to us by the listed Selling Shareholder, any Schedules 13D or 13G and Forms 3 and 4, other public documents filed with the SEC, and other information in our records, and assumes the sale of all of the shares listed.  The applicable percentages of beneficial ownership are based on an aggregate of 11,230,678 shares of our Common Stock issued and outstanding on December 31, 2008.

Percentages are calculated assuming sale by each individual or entity of the securities and warrants owned by each individual or entity separately without considering the dilutive effect of sales and security conversions by any other individual or entity.

	Shares Beneficially		Number of	Shares Beneficially
	Owned Prior to Offering		Shares Being	Owned After Offering
Selling Shareholder	Number	Percent	Offered (1)	Number	Percent
William Nicklin (3)(4)	1,302,725	11.60%	523,375	779,350	6.94%
Thomas A. Beyer	8,750	*	3,750	5,000	*
Shraga Faskowitz (2)	5,000	*	5,000	0	*
Scott S. Monroe	87,500	0.78%	37,500	50,000	0.45%
Rocco J. Brescia Jr.	35,000	0.31%	10,000	25,000	0.22%
Richard Meehan	3,500	*	1,500	2,000	*
Richard M. Biben	17,500	0.16%	7,500	10,000	*
Richard A. Jacoby	37,500	0.33%	37,500	0	*
Rafael Vasquez	2,000	*	2,000	0	*
R. G. MacDonald	3,500	*	1,500	2,000	*
Murray Grigg	43,750	0.39%	18,750	25,000	0.22%
Matthew Donohue (2)	1,000	*	1,000	0	*
Kenneth R. White and Becki White	8,750	*	3,750	5,000	*
Juhani Hokkanen	26,250	0.23%	11,250	15,000	0.13%
Joseph J. McLaughlin, Jr.	43,750	0.39%	18,750	25,000	0.22%
John Younts	10,500	*	4,500	6,000	*
John P. Ward	8,750	*	3,750	5,000	*
John Igoe	35,000	0.31%	15,000	20,000	0.18%
John Cassidy (2)	350	*	350	0	*
Joan and Joseph Kump	17,500	0.16%	7,500	10,000	*
Irwin Gruverman	43,750	0.39%	18,750	25,000	0.22%
Ian O’Brien Rupert (2)	1,000	*	1,000	0	*
Gregory and Carol Herr	8,750	*	3,750	5,000	*
Greenwich Growth Fund Limited	175,000	1.56%	75,000	100,000	0.89%
Gerald Meyr	25,625	0.23%	5,625	20,000	0.18%
George Bowker	3,750	*	3,750	0	*
Gary Meteer	10,500	*	4,500	6,000	*
Gary and Sarah Willoughby	18,750	0.17%	18,750	0	*
Dennis R. Lopach	17,500	0.16%	7,500	10,000	*
David R. Beck, SEP-IRA	7,500	*	5,000	2,500	*
David Cipolla	18,750	0.17%	18,750	0	*
David Bloom (2)	1,000	*	1,000	0	*
Daniel P. Bjornson	17,500	0.16%	7,500	10,000	*
Christopher J. Whyman IRA	43,750	0.39%	18,750	25,000	0.22%
Charles Savage (2)	12,000	0.11%	6,000	6,000	*
Cary Ludke	3,750	*	3,750	0	*
Bruce A. Crawford	3,500	*	1,500	2,000	*
Bruce & Victoria Butler	2,625	*	1,125	1,500	*
Brian Smith (2)	1,000	*	1,000	0	*
Bob Hill (2)	1,690	*	1,690	0	*
Bhopinder Matharu	8,750	*	3,750	5,000	*
Bhavanmit Suri	3,500	*	1,500	2,000	*
Beverly Girbach	11,250	0.10%	5,625	5,625	*
Anthony Miller (2)	1,000	*	1,000	0	*
Alan Feldman (2)	13,000	0.12%	13,000	0	*

___________

*	Less than 0.1%.

(1)	Shares underlying warrants acquired pursuant to the June 2004 Private Placement.

(2)	Acquired pursuant to distribution by Casimir Capital, LP from warrants to purchase 276,675 shares of Common Stock issued to Casimir Capital, LP, as placement agent for the June 2004 Private Placement.

(3)	Includes warrants acquired in private transactions from investors in June 2004 Private Placement

(4)
Includes 15,000 shares over which Mr. Nicklin has shared investment power but no voting power, 34,600 with sole investment power but no voting power and 523,375 shares issuable upon exercise of warrants at $1.35 per share

PLAN OF DISTRIBUTION

The Selling Shareholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  The Selling Shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits Purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The Selling Shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Shareholders may from time to time pledge or grant a security interest in some or all of the Share of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell such shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

Upon the Company being notified in writing by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.  In addition, upon the Company being notified in writing by a Selling Shareholder that a donee or pledger intends to sell more than 5,000 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Shareholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the Selling Shareholder and/or the purchasers.  Each Selling Shareholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Shareholder’s business and, at the time of its purchase of such securities such Selling Shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Selling Shareholders may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission.  If a Selling Shareholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act.  The Selling Shareholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Shareholders in connection with resales of their respective shares under this Registration Statement.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock.  The Company has agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our certificate of incorporation, bylaws and other agreements to which we and our shareholders are parties, in each case upon the closing of this offering.  The following is only a summary and is qualified by applicable law and by the provisions of our certificate of incorporation, bylaws and other agreements, copies of which have been filed as Exhibits to the Form S-1 registration statement filed with the Securities and Exchange Commission in connection with this offering and are available as set forth under “Where You Can Find More Information.”

General

Our authorized capital stock consists of 60,000,000 shares of Common Stock, par value $.01 per share, and 1,000,000 shares of Preferred Stock, no par value per share.  As of December 31, 2008, 11,230,678 shares of Common Stock were issued and outstanding.  In addition, as of December 31, 2008, we have reserved shares of Common Stock for issuance as follows:  2,500,000 shares upon conversion of subordinated convertible notes issued to one of our major shareholders and one of its affiliates, and 1,875,000 shares upon exercise of warrants issued pursuant to the subordinated convertible notes, 6,000,000 shares upon exercise of authorized stock options under the Company’s stock option plans, (of which 1,039,139 shares are reserved for issuance upon exercise of outstanding options and 31,500 shares are reserved for issuance upon vesting of restricted stock units), 60,000 shares upon exercise of warrants issued under a debt for equity exchange program in 2005, and 943,790 shares upon exercise of warrants issued pursuant to the June 2004 Private Placement.

Common Stock

Voting.

The holders of our Common Stock are entitled to one vote for each outstanding share of Common Stock owned by that shareholder on every matter properly submitted to the shareholders for their vote.  Shareholders are not entitled to vote cumulatively for the election of directors.

Dividend Rights.

Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our Common Stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our board of directors out of our assets or funds legally available for such dividends or distributions.

Liquidation Rights.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Common Stock would be entitled to share ratably in our assets that are legally available for distribution to shareholders after payment of liabilities.  If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences.  In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our Common Stock.

Conversion, Redemption and Preemptive Rights.

Holders of our Common Stock have no conversion, redemption, preemptive, subscription or similar rights.

Classification of Board of Directors.

At the Company’s annual shareholder meeting on June 3, 2008, the shareholders voted to approve an Amendment to the Company’s Certificate of Incorporation to change the term of directors from three years to a one year term and to end the classification of the Board of Directors.  At the same meeting, Thomas H. Lenagh and Daniel Lehrfeld were elected to serve for a one year term.  John C. Rich and Luke P. LaValle, Jr. will continue to serve the remainder of their three year term until 2009.  Jan M. Winston will continue to serve the remainder of his three year term until 2010.  The Company is scheduled to hold its annual shareholder meeting on May 13, 2009, at which the shareholders will vote on the election of Thomas H. Lenagh, Luke P. LaValle, Jr., Joseph J. Rutherford, and N. E. Rick Standlund, each being nominated for election to the Board of Directors for a one year term, with Jan M. Winston’s term continuing.

Common Stock Issuable upon Exercise of Warrants.

A total of 774,875shares of our Common Stock offered by the Selling Shareholders in this prospectus are issuable upon the exercise of 774,875  warrants issued pursuant to the June 2004 Private Placement, all of which are currently outstanding.  Each such warrant is exercisable within five (5) years of its issuance to purchase a share of Common Stock at $1.35.  The number and kind of securities issuable upon exercise of such warrants and the per share exercise price of such warrants is subject to adjustment in the event of any stock dividend, stock split, combination or reclassification.  Each such warrant, among other features, contains weighted average price protection for Common Stock issuances by us below the exercise price of the warrants, subject to certain exceptions.  In addition, 168,915 shares of our Common Stock offered by the Selling Shareholders in this prospectus are issuable upon the exercise of 168,915 warrants which were originally issued to Casimir Capital, LP, as placement agent for the June 2004 Private Placement.  The Placement Agent Warrants are entitled to a cashless exercise wherein the exercise price for such warrants is payable by the surrender of shares of Common Stock otherwise issuable.

OUR BUSINESS
Photonic Products Group, Inc. (the “Company” or “PPGI”), incorporated in 1973, develops, manufactures and markets products and services for use in diverse Photonics industry sectors via its multiple business units.

Prior to September, 2003, PPGI was named and did business solely as Inrad, Inc.  Company management, the Board of Directors, and shareholders approved the name change in 2003, supporting the transformation of the Company’s business model into that of a portfolio of business units serving the Photonics industry.

In November 2003, the Company concluded its first acquisition, with the purchase of the assets and certain liabilities of Laser Optics, Inc. of Bethel, CT.  Laser Optics, Inc. was a custom optics and optical coating services provider, in business since 1966.  PPGI integrated the Bethel team and their operations into the Company’s Northvale, NJ operations in mid-2004, combining them with Inrad’s custom optics and optical coating product lines under the Laser Optics name.

In October 2004, the Company completed its second acquisition of a complementary business when it acquired 100% of the stock of MRC Precision Metal Optics, Inc. (“MRC”) of Sarasota, FL.  MRC, now a wholly-owned subsidiary of PPGI, is a fully integrated precision metal optics and diamond-turned aspheric optics manufacturer, specializing in CNC and single point diamond machining, optical polishing, nickel plating, aluminum, albemet and beryllium machining.  MRC also provides opto-mechanical assembly services.

PPGI’s business unit products fall into two product categories: optical components (which include standard and custom optical components, optical assemblies, single crystals, and crystal components), and laser system accessories (which include wavelength conversion products and Pockel’s cells that use nonlinear crystals for laser wavelength conversion).

The Company is an optical component, subassembly, and sub-system supplier to OEM, research institutes and researchers in the Photonics industry.

Administrative, engineering and manufacturing operations are in a 42,000 square foot building located in Northvale, New Jersey, about 15 miles northwest of New York City, and in a 25,000 square foot building located in Sarasota, FL.  The headquarters of the Company are located in the Northvale facility.

Custom optic manufacturing is a major product area for PPGI.  The Company specializes in high-end precision components.  It develops, manufactures and delivers precision custom optics and thin film optical coating services through its Laser Optics and MRC business units.  Glass, metal, and crystal substrates are processed using modern manufacturing equipment, complex processes and techniques to manufacture components, deposit optical thin films, and assemble sub-components used in advanced Photonic systems.  The majority of custom optical components and optical coating services supplied are used in inspection, process control systems, defense and aerospace electro-optical systems, laser system applications, industrial scanners, and medical system applications.

The Company also develops and manufactures synthetic optical crystals, optical crystal components, and laser accessories through the INRAD business unit.  It grows synthetic crystals with electro-optic (EO), non-linear and optical properties for use in both its standard and custom products.  The majority of crystals, crystal components and laser accessories manufactured are used in laser systems, defense EO systems, and R&D applications by engineers within corporations, universities and national laboratories.

The following table summarizes the Company’s product sales by product categories during the past three years.  The methodology for categorizing the products comprising “laser accessories” has been revised to include all non-linear and electro-optical crystal components.  The prior year figures in the following table have been revised to reflect this new methodology:

	Years Ended December 31,
	2008		2007		2006
Category	Sales	%	Sales	%	Sales	%
Optical Components	$14,750,000	90	$13,410,000	89	$12,274,000	88
Laser Accessories	1,551,000	10	1,690,000	11	1,647,000	12

TOTAL	$16,301,000	100	$15,100,000	100	$13,921,000	100

Products Manufactured by the Company

Optical Components

a)           Custom Optics and Optical Coating Services

Manufacturing of high-performance custom optics is at present a major product area for PPGI, and is addressed in the marketplace by all three business units.

The Laser Optics business unit was formed in 2003 with the combination of INRAD’s custom optics and optical coating services and those of Laser Optics, Inc. which the Company acquired.  The Company had been active in the field since 1973, and Laser Optics, Inc. since 1966.

The Laser Optics business unit produces custom products manufactured to its customer’s requirements.  It specializes in the manufacture of optical components, optical coatings (ultra-violet wavelengths through infra-red wavelengths) and subassemblies for military, aerospace, industrial and medical marketplace.  Planar, prismatic and spherical components are fabricated from glass and synthetic crystals, including fused silica, quartz, infra-red materials (including germanium, zinc selenide and zinc sulfide), calcite, magnesium fluoride and silicon.  Components consist of mirrors, lenses, prisms, waveplates, polarizing optics, monochrometers, x-ray mirrors, and cavity optics for lasers.

Most optical components and sub-assemblies require thin film coatings on their surfaces.  Depending on the design, optical coatings can refract, reflect, or transmit specific wavelengths.  Laser Optics optical coating specialties include high laser damage resistance, polarizing, high reflective, anti-reflective, infra-red, and coating to complex custom multi-wavelength requirements on a wide range of substrate materials.  Laser Optics coating capability is mainly directed towards optical components it manufactures, as well as customer furnished components.  Coating deposition process technologies employed included electron beam, thermal, and ion assist.

MRC Optics, established in 1983, is a fully integrated precision metal optics and optical assembly manufacturer.  The Company employs high precision CNC and diamond machining, polishing, plating, aluminum, albemet, beryllium and stainless steel opto-mechanical design, component manufacturing and assembly services in the manufacture of custom optics.  MRC has developed custom processes to support prototyping through medium to high rates of  production for large and small metal mirrors, thermally stable optical mirrors, low RMS surface finish polished mirrors, diamond machined precision aspheric and planar mirrors, reflective porro prisms, and arc-second accuracy polygons and motor assemblies.  Plating specialties include void-free gold and electroless nickel.

b)           UV Filter Optical Components

The INRAD crystals and crystal components product lines include crystalline filter materials, including both patented and proprietary materials, that have unique transmission and absorption characteristics that enable them to be used in critical applications in defense systems such as missile warning sensors.  Such materials include nickel sulphate, and proprietary materials such as UVC-7 and LAC.

Laser Accessories

The INRAD business unit manufactures crystal-based products that are used in laser systems. These products include wavelength conversion crystals, Pockel’s cells, and wavelength conversion instruments.

a)           Crystal Components

Certain synthetic crystals, because of their internal structure, have unique optical, non-linear, or electro-optical properties that are essential to application in or with laser systems.  Electro-optic and nonlinear crystal devices can alter the intensity, polarization or wavelength of a laser beam.  Developing growth processes for high quality synthetic crystals and manufacturing and design processes for crystal components lies at the heart of the INRAD laser accessory product lines.  Other crystal components, both standard and custom, are used in laser research and in commercial laser systems to change the wavelength of laser light.  Synthetic crystals currently in production include Lithium Niobate, Beta Barium Borate, Alpha Barium Borate, KDP, deuterated KDP and Zinc Germanium Phosphide and other crystal formulations.

b)           Pockel’s Cells

INRAD manufactures a line of Pockel’s Cells and associated electronics.  Pockel’s cells are used in applications that require fast switching of the polarization direction of a beam of light.  These uses include Q-switching of laser cavities to generate pulsed laser light, coupling light into and out from regenerative amplifiers, and light intensity modulation.  These devices are sold on an OEM basis to laser manufacturers, researcher institutes and laser system design engineers.

c)           Harmonic Generation Systems

PPGI’s Inrad business unit designs and manufactures harmonic generation laser accessories.  Harmonic generation systems enable the users of lasers to convert the fundamental frequency of the laser to another frequency required for specific applications.  Harmonic generators are used in spectroscopy, semiconductor processing, medical lasers, optical data storage and scientific research.

Many commercial lasers have automatic tuning features, allowing them to produce a range of frequencies.  The INRAD Autotracker product, when used in conjunction with these lasers, automatically generates tunable ultraviolet light or infrared light for use in spectroscopic applications.

Markets
In 2008, 2007 and 2006 the Company’s product sales were made to customers in the following market areas:

Market (In thousands)	2008	2007	2006
Defense/Aerospace	$10,329 (63)%	$9,456 (63)%	$9,048 (65)%
Process control & metrology	4,692 (29)%	3,760 (25)%	2,862 (20)%
Laser systems (non-military)	463 (3)%	932 (6)%	1,001 (7)%
Universities & National laboratories	203 (1)%	352 (2)%	502 (4)%
Other	614 (4)%	600 (4)%	508 (4)%
Total	$16,301(100)%	$15,100(100)%	$13,921(100)%

Major market sectors served by the Company include defense and aerospace, process control & metrology, laser systems (non-military), telecom, universities and national laboratories, and various other markets not separately classified.  The “defense and aerospace” area consists of sales to OEM defense electro-optical systems and subsystems manufacturers, manufacturers of non-military satellite-based electro-optical systems and subsystems, and direct sales to governments where the products have the same end-use.  The “process control and metrology” area consists of customers who are OEM manufacturers of capital equipment used in manufacturing process implementation and control, optics-based metrology and quality assurance, and inventory and product control equipment.  Examples of applications for such equipment include semiconductor (i.e., chip) fabrication and testing and inventory management and distribution control.  The “laser systems” market area consists principally of customers who are OEM manufacturers of industrial, medical, and R&D lasers.  “Universities and National Laboratories” consists of product sales to researchers at such institutions.  The “Other” category represents sales to market areas that, while they may be the object of penetration plans by the Company, are not currently large enough to list individually (example: bio-medical), and sales through third parties for whom the end-use sector is not known.

The Company is a provider of optical components, both specialty crystal components and high precision custom optical components for customers in the aerospace and defense electro-optical systems sector.  End-use applications include military laser systems, military electro-optical systems, satellite-based systems, and missile warning sensors and systems that protect aircraft.  The dollar volume of shipments of product within this sector depends in large measure on the U.S. Defense Department budget and its priorities, that of foreign governments, the timing of their release of contracts to their prime equipment and systems contractors, and the timing of competitive awards from this customer community to the Company.  The Company’s sales of products to this customer sector continued their upward trend in sales dollars, but remained relatively constant as a percentage of total sales dollars.  This represented approximately 63% of sales in 2008 and 2007 and 65% of sales in 2006.  In dollar terms, sales to customers in this sector increased by 9.2% in 2008 over 2007 levels, and 4.5% in 2007 as compared to 2006.  The Company believes that the defense and aerospace sector offers continued growth opportunities for the Company’s capabilities in specialty crystal, glass and metal precision optics.

Demand in the Process Control and Metrology market sector increased in 2008.  Sales in 2008 were $4,692,000 or 29% of total sales.  Sales in 2007 of $3,760,000 represented 25% of total sales compared to $2,862,000 and 20% of total sales in 2006.  In dollar terms, sales to customers in this sector were up 24.8% and 31.4%, in 2008 and 2007, respectively.  In 2006, sales to this sector were down 12% from the previous year.  The Company believes that the optical and x-ray inspection segment of the semiconductor industry offers continued opportunities which match its capabilities in precision optics, crystal products, and monochrometers.

The Company serves the non-military laser industry as an OEM supplier of standard and custom optical components and laser accessories.  In this sector, 2008 sales were $463,000 or 3% of total sales compared with sales in 2007 of $932,000 or 6% of total sales.  Non-military laser industry sales in 2006 were $1,001,000 or 7% of the sales mix.  The continued sales decline reflects the maturation of certain OEM products and consequent reduction in demand for these types of legacy systems.

Sales to customers within the University and National Laboratories market sector declined in 2008 to $203,000 from $352,000 in 2007 and represented approximately 1% of total revenues.  This compares to approximately 4% of total revenues in 2007 and 2006.

Other sector sales have been in the $500,000 to $700,000 range historically and growth remained relatively flat at $614,000 in 2008.

The Company’s export sales are primarily to customers in countries within Europe, the Near East and Japan, and amounted to 5.2%, 9.5%, and 8.7% of product sales in 2008, 2007 and 2006, respectively. In 2008, sales to these markets, which are mainly through independent distributors, declined from the two prior years.

In 2008, the Company had sales to two major domestic customers which accounted for 21.6% and 13.0% of sales.  One customer is an electro-optical systems division of a major U.S. defense corporation who manufactures systems for U.S. and allied foreign governments.  The second customer is in the process control and metrology industry.  In 2007, two domestic customers accounted for 19.0% and 13.5% of sales.  Both customers were electro-optical systems divisions of major U.S defense industry corporations.  In 2006, the same two domestic customers accounted for 15%, 16% of sales.  One customer in the Defense/Aerospace sector has represented the highest percentage of sales for the past three years.  Given the concentration of sales within a small number of customers, the loss of any of these customers would have a significant negative impact on the Company and its business units.

Long-Term Contracts

Certain of the Company’s orders from customers provide for periodic deliveries at fixed prices over a long period of time.  In such cases, as in most other cases as well, the Company attempts to obtain firm price commitments, as well as,  cash advances from these suppliers for the purchase of the materials necessary to fulfill the order.

Marketing and Business Development

The Company’s two Northvale, NJ-based business units and its MRC Optics subsidiary market their products domestically through their sales, marketing and customer service teams, located in Northvale and Sarasota, respectively, led by the Corporate Vice President–Sales and Marketing.  The Company has been moving towards a strategy of utilizing these combined sales and marketing resources for cross-selling all products, across all business lines.

Independent sales agents are used in countries in major non-U.S. markets, including Canada, UK, EU, Israel, and Japan.

Trade show participation, Internet-based marketing, media and non-media advertising and promotion, and international sales representative and distributor relationships are coordinated at the corporate level under the auspices of the corporate Vice President – Marketing and Sales.

Backlog

The Company’s order backlog at December 31, 2008 was $6,102,000, essentially all of which is expected to be shipped in 2009.  The Company’s order backlog as of December 31, 2007 and 2006 was $9,432,000 and $6,969,000, respectively.

Competition

Within each product category in which the Company’s business units are active, there is competition.

Changes in the Photonics industry have had an effect on suppliers of custom optics.  As end users have introduced products requiring large volumes of optical components, suppliers have responded either by staying small and carving out niche product areas or by ramping up their own manufacturing capacity and modernizing their manufacturing methods to meet higher volume production rates.  Many custom optics manufacturers lack in-house thin film coating capability.  As a result, there are fewer well-rounded competitors in the custom optics arena, and many are equipped with modern facilities and manufacturing methods.  The Company has and continues to judiciously deploy capital towards modernizing its facilities, and has staffed its manufacturing groups with individuals with comprehensive experience in manufacturing management, manufacturing engineering, advanced finishing processes and optical coating processes.  The Company competes on the basis of providing consistently high quality products delivered on time, developing and maintaining strong customer relationships, and continuously improving its capabilities, labor productivity, cost structure, and product cycle times.

Competition for the Company’s laser accessories is limited, but competitors’ products are generally lower priced.  The Company’s laser accessories are considered to be high end and generally offer a combination of features not available elsewhere.  Because of the Company’s in-house crystal growth capability, the Company’s staff is knowledgeable about matching appropriate crystals to given applications for its laser accessories.

For the crystal product area, price, quality, delivery, and customer service are market drivers.  With advancing globalization, many of the Company’s competitors supplying non-linear optical crystals are overseas and can offer significantly reduced pricing for some crystal species.  Sales in this arena are declining, but the Company has been able to retain a base by providing the quality and customer service needed by certain OEM customers not readily available from others, and by offering proprietary crystal components for which the Company is either sole source or one of few available sources.  On many occasions, the quality of the crystal component drives the ultimate performance of the component or instrument into which it is installed.  Thus, quality and technical support are considered to be valuable attributes for a crystal supplier by some, but not all, OEM customers.

Although price is a principal factor in many product categories, competition is also based on product design, product performance, customer confidence, quality, delivery, and customer service.  The Company is a sole-source supplier of products to several major customers who are leaders in their industries.  Based on its performance to date, the Company believes that it can continue to compete successfully in its niches, although no assurances can be given in this regard.

Employees

As of the close of business on December 31, 2008, the Company had 101 full-time employees.

Patents and Licenses

The Company relies on its manufacturing and technological expertise, rather than on patents, to maintain its competitive position in the industry.  The Company takes precautionary and protective measures to safeguard its design and technical and manufacturing data, and relies on nondisclosure agreements with its employees to protect its proprietary information.

Regulation

Foreign sales of certain of the Company’s products may require export licenses from the United States Department of Commerce or Department of State.  Such licenses are generally available to all but a limited number of countries and are obtained when necessary.  Company sales in 2008, 2007 and 2006, requiring U.S. State Department export approval represented less than 1.0% of total sales.  In all cases, the required export approvals were granted.

There are no other federal regulations or any unusual state regulations that directly affect the sale of the Company’s products other than those environmental compliance regulations that generally affect companies engaged in manufacturing operations in New Jersey and Florida.

Risk Factors

The Company cautions investors that its performance (and, therefore, any forward looking statement) is subject to risks and uncertainties.  Various important factors, including but not limited to the factors listed on page 3, may cause the Company’s future results to differ materially from those projected in any forward looking statement.

Properties

Administrative, engineering and manufacturing operations are housed in a 42,000 square foot building located in Northvale, New Jersey and in a 25,000 square foot building located in Sarasota, FL.  The headquarters of the Company are in its Northvale facility.  On November 1, 2008, the Company signed an extension of its Northvale lease for two years to October 31, 2010.  The Company has an option for renewing the lease for two additional two year periods, at fixed terms, through October 31, 2012.

Photonic Products Group, Inc’s subsidiary, MRC Precision Metal Optics, is located in Sarasota, FL pursuant to a net lease expiring on August 31, 2010.  MRC Optics has the option of extending the lease for three additional two year periods through August 31, 2016, at fixed terms.

The facilities are adequate to meet current and future projected production requirements.

The total rent in 2008 for these leases was approximately $588,000 compared to $570,000 in 2007.  The Company also paid real estate taxes and insurance premiums that totaled approximately $179,000 in 2008 and $189,000 in 2007.

Legal Proceedings

There are no legal proceedings involving the Company as of the date hereof.

MARKET FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Market Information

The Company’s Common Stock, with a par value of $0.01 per share, is traded on the OTC Bulletin Board under the symbol PHPG.

The following table sets forth the range of high and low closing prices for the Company’s Common Stock in each fiscal quarter from the quarter ended March 31, 2007 through the quarter ended March 31, 2009, as reported by the National Association of Securities Dealers NASDAQ System.  Such over-the-counter quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Price
	High	Low

Quarter ended March 31, 2009	2.00	1.50

Quarter ended December 31, 2008	2.80	1.40

Quarter ended September 30, 2008	3.25	1.45

Quarter ended June 30, 2008	4.20	2.90

Quarter ended March 31, 2008	4.60	3.51

Quarter ended December 31, 2007	4.49	2.50

Quarter ended September 30, 2007	2.87	2.00

Quarter ended June 30, 2007	2.30	1.55

Quarter ended March 31, 2007	1.75	1.30

As of April 22, 2009 the Company’s closing stock price was $ 1.60 per share.

Shareholders

As of April 3, 2009, there were approximately 162 shareholders of record of Common Stock.  The number of shareholders of record of common stock was approximated based upon the Shareholders’ Listing provided by the Company’s Transfer Agent.  As of the same date, the Company estimates that there are an additional 378 beneficial shareholders.

Dividends

There was no common stock dividend paid in 2008.  In 2007 and 2006, the Company paid an annual dividend of 134,000 shares of Common Stock on its outstanding Series A and Series B convertible preferred stock, valued at the closing price on the dividend date.  The value of the dividend was $238,167 in 2007 and in $234,500 in 2006.

The Series A convertible preferred stock consisting of 500 shares at a stated value of $1,000 per share and convertible into common shares at the rate of $1.00 per share was converted into 500,000 common shares of the Company’s stock in April 2007.  A total of 2,032 shares of the Series B convertible preferred stock consisting of 2,082 shares at a stated value of $1,000 per share and convertible into common shares at the rate of $2.50 per share were converted in October and November of 2007.  The remaining 50 shares of Series B preferred stock were redeemed by the Company for a cash payment of $50,000 and an accrued stock dividend of 1,332 common shares.

The Company historically has not historically paid cash dividends.  Payment of cash dividends is at the discretion of the Company’s Board of Directors and depends, among other factors, upon the earnings, capital requirements, operations and financial condition of the Company.  The Company does not anticipate paying cash dividends in the immediate future.

Preferred Stock

Under our certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by law, to issue up to 1,000,000 shares of preferred stock in one or more series without further shareholder approval.  The board has discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of our preferred stock.  Accordingly, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our Common Stock or otherwise be in their best interest.  As of December 31, 2008, the Company had no issued and outstanding shares of Preferred Stock.

Limitations on Directors’ Liability

Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law.

In addition, as permitted by New Jersey law, our certificate of incorporation provides that no director will be liable to us or our shareholders for monetary damages for breach of certain fiduciary duties as a director.  The effect of this provision is to restrict our rights and the rights of our shareholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our shareholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of New Jersey law; or

•	any transaction from which the director derived an improper personal benefit.

This provision does not affect a director’s liability under the federal securities laws.

To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation or New Jersey law, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Provisions of Our Certificate of Incorporation and Bylaws and New Jersey Law that May Have an Anti-Takeover Effect

Certificate of Incorporation and Bylaws

Certain provisions in our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by shareholders.

Our certificate of incorporation and bylaws contain provisions that permit us to issue, without any further vote or action by the shareholders, up to 1,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

The foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control.  These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control.  These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal.  The provisions also are intended to discourage certain tactics that may be used in proxy fights.  However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our Common Stock that could result from actual or rumored takeover attempts.  Such provisions also may have the effect of preventing changes in our management.

New Jersey Takeover Statute

We are subject to Sections 14A:10A-4 and 14A:10A-5 of the New Jersey Business Corporation Act (the “NJBCA”), which, subject to certain exceptions, prohibits a New Jersey corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of five years following the date that such stockholder became an interested stockholder, unless: (A) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder and (1) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder or (2) the aggregate amount of the cash and the market value of the consideration other than cash to be received per share by the holders of outstanding shares of our Common Stock meets certain specified minimum amounts.

Section 14A:10A-3 of the NJBCA defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; or (2) any sale, lease, exchange, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder.  In general, Section 14A:10A-3 defines an “interested stockholder” as any entity or person beneficially owning 10% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

The National Association of Securities Dealers Over-The-Counter Bulletin Board

Our Common Stock trades on the OTC Bulletin Board under the symbol PHPG.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is American Stock Transfer and Trust Company.

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statement of operations data and other financial data for the years ended December 31, 2008, 2007 and 2006 and the consolidated balance sheet data as of December 31, 2008 and 2007 are derived from our audited consolidated financial statements that appear elsewhere in this document.  The consolidated statement of operations data and other financial data for the years ended December 31, 2005 and 2004 and the consolidated balance sheet data as of December 31, 2006, 2005 and 2004 are derived from our audited consolidated financial statements not included in this prospectus.  You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.
	For the year ended December 31,
Consolidated Statements of Operations Data:	2008	2007	2006	2005	2004
Revenues	$16,301,209	$15,099,878	$13,921,127	$13,785,057	$9,221,857
Net income (loss)	1,098,421	1,880,081	772,266	(11,379)	(672,937)
Net income (loss) applicable to common shareholders	1,098,421	1,641,914	537,766	(145,398)	(837,757)
Net income (loss) per common share
Basic	0.10	0.19	.07	(.02)	(.15)
Diluted	0.08	0.13	.06	(.02)	(.15)
Weighted average shares
Basic	10,902,061	8,609,822	7,572,637	7,218,244	5,710,354
Diluted	15,619,304	13,777,114	11,915,090	7,218,244	5,710,354
Preferred Stock Dividends paid	—	238,167	234,500	134,000	164,820

	As of December 31,
Consolidated Balance Sheet Data:	2008	2007	2006	2005	2004

Total assets	15,732,149	16,077,947	15,316,260	13,481,021	13,526,634
Long-term obligation	2,853,663	2,990,730	6,299,767	5,963,411	6,459,088
Shareholders’ equity	10,124,175	7,712,799	5,236,703	3,929,407	3,965,129

The Company completed the acquisition of the stock of MRC Precision Metal Optics, Inc. in mid-October 2004, which may affect the comparability of information in the selected financial data for 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Disclosure: Forward Looking Statements

Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus contain forward-looking statements as that term is defined in the federal securities laws.  The Company wishes to insure that any forward-looking statements are accompanied by meaningful cautionary statements in order to comply with the terms of the safe harbor provided by the Private Securities Litigation Reform Act of 1995.  The events described in the forward-looking statements contained in this prospectus may not occur.  Generally these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of the Company’s plans or strategies, projected or anticipated benefits of acquisitions to be made by the Company, projections involving anticipated revenues, earnings, or other aspects of the Company’s operating results.  The words “may”, “will”, “expect”, “believe”, “anticipate”, “project”, “plan”, “target”, “intend”, “estimate”, and “continue”, and their opposites and similar expressions are intended to identify forward-looking statements.  The Company cautions you that these statements are not guarantees of future performance or events and are subject to a number of uncertainties, risks, and other influences, many of which are beyond the Company’s control, that may influence the accuracy of the statements and the projections upon which the statements are based.  Actual results may vary from these forward-looking statements for many reasons, including the following factors:

•	adverse changes in economic or industry conditions in general or in the markets served by the Company and its customers,

•	actions by competitors,

•	inability to add new customers and/or maintain customer relationships, and

•	inability to retain key employees.

The foregoing is not intended to be an exhaustive list of all factors that could cause actual results to differ materially from those expressed in forward-looking statements made by the Company.  Investors are encouraged to review the risk factors set forth in the Company's most recent Form 10-K as filed with the Securities and Exchange Commission on March 31, 2009.  Any one or more of these uncertainties, risks, and other influences could materially affect our results of operations and whether forward-looking statements made by us ultimately prove to be accurate.  The Company’s actual results, performance and achievements could differ materially from those expressed or implied in these forward-looking statements.  Except as required by law, the Company undertakes no obligation to publicly update or revise any forward looking statements, whether from new information, future events, or otherwise.

Readers are further cautioned that the Company’s financial results can vary from quarter to quarter, and the financial results for any period may not necessarily be indicative of future results.

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the notes thereto presented elsewhere herein.  The discussion of results should not be construed to imply any conclusion that such results will necessarily continue in the future.

Critical Accounting Policies

The Company’s significant accounting polices are described in Note 1 of the Consolidated Financial Statements that were prepared in accordance with accounting principles generally accepted in the United States of America.  In preparing the Company’s financial statements, the Company made estimates and judgments that affect the results of its operations and the value of assets and liabilities the Company reports.  The Company’s actual results may differ from these estimates.

The Company believes that the following summarizes critical accounting polices that require significant judgments and estimates in the preparation of the Company’s consolidated financial statements.

Revenue Recognition

The Company records revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”).  Under SAB 104, revenues are recorded when all four of the following criteria are met:  persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the sales price is fixed or determinable; and collectability is reasonably assured.    Losses on contracts are recorded when identified.

Accounts Receivable

Accounts receivable are stated at the historical carrying amount, net of write-offs and allowances.  The Company establishes an allowance for doubtful accounts based on estimates as to the collectibility of accounts receivable.  Management specifically analyzes past-due accounts receivable balances and, additionally, considers bad debts history, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.  Uncollectible accounts receivable are written-off when it is determined that the balance will not be collected.  Historically, the Company has experienced very few instances of uncollectible receivables and related bad debt write-offs.  For each of the past three years, the Company’s allowance for doubtful accounts has remained at $15,000.

Inventory

Inventories are stated at the lower of cost (first-in, first-out method) or market.  Cost of manufactured goods includes material, labor and overhead.

The Company records a reserve for slow moving inventory as a charge against earnings for all products identified as surplus, slow moving or discontinued.  Excess work-in-process costs are charged against earnings whenever estimated costs-of-completion exceed unbilled revenues.

Goodwill and Intangible assets

Intangible assets with finite lives are amortized on a straight-line basis over the assets’ estimated useful life up to 14 years.  The Company periodically evaluates on an annual basis, or more frequently when conditions require, whether events or circumstances have occurred indicating the carrying amount of intangible assets may not be recoverable.  When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of the associated undiscounted future cash flows compared to the related carrying amount of assets to determine if an impairment loss should be recognized.

Goodwill and intangible assets not subject to amortization are tested in December of each year for impairment, or more frequently if events and circumstances indicate that the assets might have become impaired.  An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

Share-based compensation

The Company accounts for stock-based compensation in accordance with the recognition and measurement provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment ("SFAS 123(R)").

Under the fair value recognition provision of SFAS 123(R), stock based compensation cost is estimated at the grant date based on the fair value of the award.  The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model.  The fair value of restricted stock units granted is based on the closing market price of the Company’s common stock on the date of the grant.  The fair value of these awards, adjusted for estimated forfeitures is amortized over the requisite service period of the award, which is generally the vesting period.

Results of Operations

The following table summarizes the Company’s product sales by product categories during the past three years:

	Years Ended December 31,
	2008		2007		2006
Category	Sales	%	Sales	%	Sales	%
	(In thousands)
Optical Components	$14,750	90	$13,410	89	$12,274	89
Laser Accessories	1,551	10	1,690	11	1,647	11
TOTAL	$16,301	100	$15,100	100	$13,921	100

The following table provides information on the Company’s sales to its major business sectors:

Market	2008	2007	2006
(In thousands)
Defense/Aerospace	$10,329 (63)%	$9,456 (63)%	$9,048 (65)%
Process control & metrology	4,692 (29)%	3,760 (25)%	2,862 (20)%
Laser systems (non-military)	463 (3)%	932 (6)%	1,001 (7)%
Universities & National laboratories	203 (1)%	352 (2)%	502 (4)%
Other	614 (4)%	600 (4)%	508 (4)%
Total	$16,301(100)%	$15,100(100)%	$13,921(100)%

The following table sets forth, for the past three years, the percentage relationship of statement of operations categories to total revenues.

	Years ended December 31,
	2008	2007	2006
Revenues:
Product sales	100.0%	100.0%	100.0%
Costs and expenses:
Cost of goods sold	70.5%	60.5%	67.4%
Gross profit margin	29.5%	39.5%	32.6%
Selling, general and administrative expenses	23.7%	23.6%	26.1%
Income from operations	5.9%	15.9%	6.6%
Net income	6.7%	12.5%	5.5%

Revenues

Total revenues were $16,301,000 in 2008, $15,100,000 in 2007 and $13,921,000 in 2006 reflecting the consolidated results from all three business units.  Revenues increased, by 8% in 2008 and 8.5% in 2007 while revenue growth in 2006 was relatively flat year over year.

Examining these results by customer industry sector:

Sales to the Defense/Aerospace sector continued its upward trend in 2008, increasing by 9.2% in dollar terms to $10,329,000 from $9,456,000 in 2007, although the percentage to total sales was approximately 63% for both years.  In 2007, sales rose 4.5% over sales of $9,048,000 in 2006.  In 2006, about 65% of total sales came from this industry sector.  In general, increased military spending on electro-optical systems and R&D over the last few years has boosted demand for the Company’s services in manufacturing custom products for its OEM customers.

Process Control and Metrology revenues were $4,692,000 in 2008, and related primarily to shipments for OEM customers involved in the manufacture of semiconductor tools, instruments, inventory management equipment and related products and markets.  This represented an increase of 24.8% over 2007 mainly reflecting increased shipments to one large OEM customer and increased sales resulting from the development of a new product, to another OEM customer.   In 2007, revenues for this sector showed an increase of 31.4% to $3,760,000, reflecting the addition of one new large OEM account during the year.  The optical and x-ray inspection segment of the semiconductor industry offers continued opportunities for expanding the Company’s capabilities in precision optics, crystal products, and X-ray monochrometers.

Revenues of $463,000 in the non-military Laser Systems sector fell by approximately 50% in 2008 from $932,000, following a 6.9% drop in 2007.  The decreases reflect the ongoing maturation of certain of the Company’s OEM products.  Sales in 2006 were $1,001,000.  Sales to this sector accounted for 3%, 6%, and 7% of total sales in 2008, 2007, and 2006, respectively.

Customers within the University and National Laboratories market sector accounted for less than 5% of total revenues in 2008, 2007 and 2006.  Sales to this sector have slowly trended lower over the last few years, reflecting the commoditization of certain crystal component categories that has taken place in the industry, as well as, increased internet buying by University researchers from Asian sources, and the maturation of certain legacy instruments.

Sales to customers in “Other” (i.e. non-separately classified) sectors were $614,000 in 2008, $600,000 in 2007 and $508,000 in 2006.  Sales in these sectors have accounted for approximately 4% of total sales in each of the past three years.

Bookings

The Company booked new orders totaling $13.0 million in 2008, down from $17.8 million in 2007 and $13.3 million in 2006.  The decline in 2008 was partly attributable to lower orders for legacy INRAD laser accessories and decreased demand for crystal components from one large customer.   Additionally, bookings in our MRC Optics business decreased from 2007 levels.  MRC had two large bookings near the end of 2007 which were scheduled to carry through 2008 and into 2009.  In the second half of 2008, MRC orders decreased as the impact of the economic downturn affected our commercial customer’s and they experienced a slowdown in their business activities and demand for our products.  This has carried over into the first quarter of 2009.

Bookings in 2008 for optical components in our Laser Optics business were comparable to 2007, in total.  However, the mix of 2008 bookings shifted as a large defense order from one OEM customer was partially offset by a decrease in our commercial business during the year.  New orders in 2007 increased significantly from 2006 due to increased demand for optical components, mainly in our Laser Optics and MRC Optics business units.  In particular, orders from one large INRAD customer in the Process Control and Metrology sector and one large Laser Optics OEM customer in the Defense/Aerospace sector contributed significantly to the increase in 2007 from 2006.  One large new Defense/Aerospace OEM was added in 2007 while orders from another declined by 50%.  Additionally, a large new OEM customer in the Process Control and Metrology sector was added in 2007.

The decline in new orders along with increased sales levels affected the Company’s backlog as of December 31, 2008 which decreased to $6.1 million, down from $9.4 million at December 31, 2007.  The 2007 year-end backlog, by comparison, was up around 35% from $7.0 million in 2006.

Cost of Goods Sold and Gross Profit Margin

Cost of goods sold was 70.5%, 60.5% and 67.4%, for the years ended December 31, 2008, 2007 and 2006, respectively.  In dollar terms, 2008 cost of goods sold was $11,487,000 up 25.7% from $9,141,000 in 2007.

Although approximately 8% of the increase is attributable to higher sales volumes, the major part of the increase is due to a number of other factors.  In particular material cost as a percentage of sales increased in 2008 due principally to a change in product/sales mix, including several new OEM products which were weighted towards a higher cost material content than in 2007.  Contributing to this was the conclusion of an agreement with one large OEM customer which included customer supplied materials in 2007 and early 2008 and the subsequent requirement for the Company to purchase material for ongoing orders, over the last nine months of 2008.  In addition, production problems during the year in our Florida operation resulted in higher than expected material costs from rework requirements.

Production labor costs, in dollar terms, rose by approximately 32% from 2007.  Increases in employment levels of production personnel to support higher sales volumes, contributed to the higher costs.  Also, as noted above, production issues in our MRC business unit, which affected material costs, also resulted in inefficiencies and excessive rework that negatively impacted labor and overhead costs throughout most of the year.  This also resulted in direct inventory write-offs and increased reserves against work in process during the year which totaled approximately $48,000 and $161,000, respectively.

In 2007, the cost of goods sold percent and the gross profit margin percentages improved with increasing sales levels, as fixed costs represent a major component of our total cost structure.  In addition, the cost of materials and outside services as a percentage of sales, increasing labor productivity, and decreasing fixed expenses contributed to improved profitability levels.  The cost of goods sold improved to 60.5% of sales compared to 67.4% in 2006.  Cost of goods sold was $9,141,000 compared with $9,377,000 in 2006, down $236,000 or 2.5%, while revenues increased 8.5%.  The reduction in the cost of goods sold percentage in 2007 was primarily a reflection of lower material costs as a percentage of revenues in 2007, and increased labor productivity on higher sales volume, while other manufacturing expenses as a percentage of sales improved by approximately 6%, reflecting continual expense control vigilance and the leveraging impact of increased volumes over certain fixed costs.

Material costs as a percentage of revenues decreased in 2007 by approximately 19% in comparison to the prior year, caused principally by an increase in shipments in the second half of custom products with customer furnished materials which carry no related material costs in cost-of-goods sold.  The lower material cost as a percentage of revenues in 2007 should not be viewed as a trend; rather it reflects the impact of a one-time contractual arrangement with an OEM customer for the second half of 2007 and the first quarter of 2008.  Total labor costs in 2007 were down 4.2% on the higher sales volume, resulting in a labor productivity improvement of 12%.

Gross margin in 2008 was $4,815,000 or 29.5% down from 2007 gross margin of $5,959,000 or 39.5%.  This compares with a gross margin of $4,544,000 or 32.6% in 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) as a percentage of sales were $3,858,000 in 2008, up $296,000 or 8.3% from 2007 and represented 23.7% of sales in 2008 and 23.6% of sales in 2007. The increase resulted mainly from higher wage, recruitment and relocation costs related to new personnel during the year. In addition, higher sales travel and trade show expenses related to increased business development activity during the year. Travel expenses also rose as a result of more frequent travel by corporate staff between our operation centers in New Jersey and Florida.  Stock-based compensation expenses rose due to sign-on grants to new employees and the expense associated with fully vested stock option awards to the Company’s former CEO.  These were offset by reductions in commission expenses to independent sales agents and lower consulting costs.  Increases in SG&A salaries and wages reflected both annual SG&A pay increases as well as one-time living allowances paid to replacement sales staff brought on at the end of 2007.

Selling, general and administrative expenses in 2007 decreased in dollar terms from those in 2006 by $66,000, or 1.8%, while sales increased by 8.5%, resulting in a decrease in the 2007 SG&A cost as a percentage of sales.  SG&A expenditures in 2006 included non-recurring expenses that were incurred in connection with the investigation into misappropriation of Company funds for personal use by its former CFO, as we reported in our Form 8-K filed on June 26, 2006, and the resolution of this matter.  These included additional costs for legal advice, forensic consulting, temporary accounting assistance, and special meetings of the Audit Committee of the Board of Directors.  Increased expenses also resulted from recruitment costs incurred in connection with the Company’s search for its new CFO and assistant controller, and higher legal and accounting expenses related to day-to-day corporate matters.  The Company did not incur expenses of this nature in 2007, resulting in the decrease in overall SG&A expenses by comparison.

Operating Income

Operating income of $957,000 declined in 2008 from $2,397,000 in the previous year as a result of the increases in the Company’s cost of sales and lower margins related to production inefficiencies and increased labor and overhead costs in our MRC business unit, as well as a less profitable sales mix and higher selling, general and administrative costs.

Operating income in 2007 was $2,397,000, or 15.9% of sales, and in dollar terms up $1,481,000 or 161% from the prior year.  This compares favorably with a profit of $917,000, or 6.6% of sales in 2006, (up 156% over 2005), and operating income of $358,000, or 2.6% of sales in 2005.

Management believes that its efforts to increase profitability and to resolve production issues at MRC are having positive effects and remains focused on improving productivity throughout its operations.

Other Income and Expenses

Net interest expense of $170,000 in 2008 was down 34.8% from $261,000 in 2007.  Interest expense was $236,000 compared to $424,000 in 2007.  The reduction in net interest expense reflects the positive impact of the Company’s continued reduction in debt and long term notes and capital lease balances due to both scheduled amortization and accelerated principal re-payments, including the $1,700,000 subordinated convertible debt in the first quarter of 2008.  Interest income for 2008 was $66,000, down from $163,000 in 2007 as the result of lower cash balances available for investment during the year and reductions in bank interest rates on invested cash balances.

In 2007, interest income was $163,000 and $52,000 in 2006, respectively while interest expense was $424,000 in 2007, compared to $454,000 in the previous year.  The Company’s focus on pro-actively reducing debt levels resulted in a decrease of approximately $1,844,000 in debt principal during 2007.

In 2006, the Company received an insurance settlement for $300,000 from a claim under its employee dishonesty insurance policy and the Company reported the recovery as other income (expense) for the period.  These proceeds were largely offset by the additional general and administrative costs related to the investigation of the employee involved and costs associated with remediation of the Company’s internal controls.

The Company also incurred costs of $13,000 during 2006 to liquidate liabilities for property tax and unemployment and disability tax that were incurred as part of its acquisition in December 2003 of the assets and certain liabilities of the former Laser Optics, Inc.

Income Taxes

In 2008, the company recorded a current provision for state tax and federal alternative minimum tax of $100,000 and $5,000, respectively after the application of net operating losses of $523,000 against federal tax.  In 2007, the Company recorded income tax expense in the amount of $250,000 after utilizing net operating losses of approximately $2,700,000 to offset federal taxes payable.  In 2006, the Company recorded income tax expense of $21,000 after utilizing net operating losses of approximately $1,400,000 to offset federal income tax payable and $678,000 against state income tax payable.

In accordance with the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”), the Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns.  Deferred tax liabilities and assets are determined based on the difference between the financial statements carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

At December 31, 2007, the Company had a net deferred tax asset of approximately $2,041,000, the primary component of which was net operating loss carry forwards.  Through December 31, 2007, the Company had established a valuation allowance to fully offset this deferred tax asset in the event the tax asset will not be realized in the future.  In accordance with SFAS 109, the Company has determined that based on a recent history of consistent earnings and future income projections, a full valuation allowance was no longer required.  Accordingly, during the year ended December 31, 2008, the Company reduced the valuation allowance and recognized a deferred tax benefit available from the Company’s net operating loss carry forward position of $408,000 based on the effective federal tax rate of 34%.  This resulted in the Company recording a net benefit from income taxes of $303,000 after offsetting the deferred tax benefit against the current tax provision.  At December 31, 2008, the Company had net deferred tax asset balance of $2,141,000 offset by a valuation allowance of $1,733,000.

Net Income

Net income in 2008 was $1,098,000, down $782,000 from net income of $1,880,000.  In 2007 net income was $1,880,000, in up 144%  or $1,108,000 from the prior year’s net income of $772,000.

Net Income Applicable to Common Shareholders and Earnings per Common Share

Net income applicable to common shareholders, is arrived at after deducting the value of the stock dividends issued by the Company to the holders of its Series A and Series B convertible preferred stock. The dividend value is calculated by reference to the market price of the common shares on the dividend distribution date.  The number of common shares issued in settlement of the dividend is determined based on the coupon rate of the preferred shares, the total shares outstanding, and the conversion price of each series of preferred shares.

In 2008, the Company did not pay common stock dividends as all Preferred Series A and B stock had been redeemed in the prior year.  In April of 2007 and 2006, the Company distributed common stock dividends valued at $238,200 and $234,500, respectively to the holders of its Series A and B convertible preferred stock.

In 2007, all of the shares of the Series A convertible preferred stock and approximately 98% of the shares of the Series B convertible preferred stock were converted by the preferred shareholders into 812,800 shares of the Company’s common stock.  The stock of the remaining holder of 50 shares of Series B convertible preferred stock was redeemed by the Company on the payment of $50,000, the liquidation value, plus an accrued stock dividend of $5,000.

As a result, net income applicable to common shareholders in 2008 was $1,098,000 or $0.10 per share basic and $0.08 per share diluted, compared to 2007 which was $1,642,000, or $0.19 per share basic and $0.13 per share diluted.  Net income applicable to common shareholders for the same period in 2006 was $538,000, and earnings per share were $0.07 basic and $0.06 diluted.

Liquidity and Capital Resources

The Company’s primary source of cash in recent years has been from operating cash flows.  Other sources of cash include proceeds received from the exercise of stock options, short-term borrowing, and issuance of common stock.  The Company’s major uses of cash in the past three years have been for capital expenditures and for repayment and servicing of outstanding debt.

Supplemental information pertaining to our source and use of cash is presented below:

Selected Sources (uses) of cash	Years ended December 31,
	2008	2007	2006
	(In thousands)
Net cash provided by operations	$548	$3,001	$2,672

Net Proceeds from issuance of common stock, exercise of stock options and warrants	1,064	395	113

Capital Expenditures	(785)	(247)	(987)

Principal payments on lease obligations	(47)	(196)	(250)

Net borrowing (payment) on debt obligations	(1,715)	(1,647)	373

In 2008 and 2007, the Company used excess cash in accelerating the repayment of debt, and focused on retiring its convertible preferred shares.  This initiative was undertaken to strengthen its balance sheet, and to have a positive impact on the Company’s financial position, financial flexibility, and financial results.

In March 2009, the maturity date of a $1,000,000 Subordinated Convertible Promissory Note to Clarex Limited (“Clarex”), a major shareholder and debt holder, was extended to April 1, 2011.  The note bears interest at 6% and was originally due in January 2006, extended to December 31, 2008 and subsequently again to April 1, 2009.  Interest accrues yearly and along with principal may be converted into common stock, (and/or securities convertible into common shares).  The Note is convertible into 1,000,000 Units consisting of 1,000,000 shares of common stock and warrants.  The warrants had an original expiration date of August 2009 and allowed the holder to acquire 750,000 shares of common stock at a price of $1.35 per share.  The expiration date of the warrants under the conversion terms have been extended to April 1, 2014.

  In March of 2009, the maturity date of a $1,500,000 Subordinated Convertible Promissory Note bearing interest at 6% was extended to April 1, 2011.  The note was originally due in January 2006 and was subsequently extended to April 1, 2009.  Interest accrues yearly and along with principal may be converted into Common Stock, and/or securities convertible into Common Stock.  The note is convertible into 1,500,000 Units consisting of 1,500,000 shares of Common Stock and Warrants to acquire 1,125,000 shares of Common stock at a price of $1.35 per share up to August 2009. The original expiration date of warrants of August 2009 was extended to April 1, 2014. The holder of the note is a major shareholder of the Company.

On January 29, 2008, the Board of Directors authorized the repayment in full of a $1,700,000 Secured Promissory Note held by Clarex, including accrued interest of $477,444.  The note was originally issued in June 2003 for a period of 18 months at an interest rate of 6% per annum and was secured by all assets of the Company.  As additional consideration for the note, the Company issued 200,000 warrants to Clarex.  In 2004, the note was extended for an additional 36 months and the Company approved the issuance of 200,000 additional warrants to Clarex.  The initial and subsequent warrants were exercisable at $0.425 per share and $1.08 per share, respectively, and had an expiry date of March 31, 2008 and May 18, 2008.  The note was extended again, to December 31, 2008, without issuance of warrants or any other further consideration.

In March, 2008, Clarex elected to exercise the 200,000 warrants expiring on March 31, 2008 and the Company issued 200,000 shares of its commons stock for proceeds of $85,000.

In May, 2008, Clarex exercised the remaining 200,000 warrants set to expire on May 18, 2008 for $216,000 and the Company issued 200,000 shares of its common stock.

In December 2007, the Company repaid the outstanding balance of $554,600 principal and accrued interest of $1,740 of the original $700,000 loan from Clarex, retiring this debt.  The loan was originally issued in February 2006 to provide the Company with financing to fund the acquisition of certain capital assets required for expanded capabilities to meet customer demand. The terms called for repayment in equal monthly installments, including interest & principal, commencing March 2006, until maturity in March 2013 at an annual interest rate of 6.75% and allowed for early repayment.

On June 28, 2007, the Company accelerated payment of $500,000 on the outstanding balance of a $1,000,000 Subordinated Convertible Promissory Note and subsequently, on September 17, 2007, paid the remaining balance of principal and interest on this note, in full, in the amount of $697,000, consisting of $500,000 in remaining principal and $197,000 in accrued interest.  The Company originally received $1,000,000 in proceeds from the issuance of a Subordinated Convertible Promissory Note in 2004.  The note had an interest rate of 6% and was initially due on March 31, 2007, but its term was extended in early 2007 to March 31, 2008.  Interest accrued yearly and along with principal was convertible into Common Stock, (and/or securities convertible into common shares).  The note was convertible into 1,000,000 Units consisting of 1,000,000 shares of Common Stock and Warrants, exercisable through July 2009, to acquire 750,000 shares of Common Stock at a price of $1.35 per share.  The note holder was a major shareholder of the Company.

On April 16, 2007, the Company called for the full redemption of its $500,000 Series A 10% Convertible Preferred Stock (the “Series A”).  On April 30, 2007, Clarex Limited, the holder of all the shares of the Series A, notified the Company that it had decided to convert all 500 preferred shares into 500,000 shares of the Company’s common stock, in accordance with the Series A agreement.

On October 25, 2007, two principal holders, two outside Directors, and the Company’s CEO, notified the Company they were exercising their right to convert their shares of the Company’s $2,082,000 Series B 10% Convertible Preferred Stock (the “Series B”) into common stock at the specified conversion price of $2.50 per share.  In the aggregate, these holder’s shares of the Series B represented 1,560 shares or 75% of the total of 2,082 issued and outstanding Series B shares.  Subsequently, on October 29, the Company issued a call for the redemption of the remaining balance of 522 issued and outstanding Series B shares on November 29, 2007.  The 10 holders of these shares had the option of converting their shares into common stock prior to the redemption date.  Nine holders elected to convert, and the remaining holder elected to the preferred shares for cash and a final stock dividend accrued to the redemption date.  In all, the Series B was converted into 812,800 shares of common stock through conversion, and through redemption into a cash payment of $50,000 and an accrued final stock dividend of 1,332 shares of common stock.

During 2004, the Company entered into an agreement with an investment banking firm to raise equity via a private placement of the Company’s common stock.  In July 2004, the Company issued 1,581,000 Units consisting of 1,581,000 shares and warrants, exercisable through August 2009, to acquire an additional 1,185,750 shares at $1.35 per share.  In addition, 276,675 Warrants were issued to Casimir Capital, LP, who was the placement agent for the private placement.  Casimir Capital earned commissions of $142,391 as the underwriter of this private placement.  This private placement resulted in net proceeds to the Company of approximately $1,173,000.  The funds were utilized in furtherance of the company’s M&A program, capital equipment purchases and to meet general working capital requirements.  The issued shares and shares underlying warrants were subsequently registered under an S-1 Registration filing.

During 2008, a total of 518,635 warrants pursuant to the private placement were exercised by warrant holders.  A total of 375,520 warrants with a total exercise price of $507,000 were surrendered to the Company in exchange for the issuance of 375,250 shares of the Company’s common stock.  An additional 142,385 placement agent warrants were exercised using a cashless feature available for these warrants, in exchange for 89,702 shares of the Company’s common stock.

Capital expenditures for the year ended December 31, 2008 were $784,000 and included planned expenditures primarily for increased production capacity and capability in both our Sarasota, Florida and Northvale, New Jersey locations.  Offsetting the impact of capital expenditures on cash flows was the receipt of $10,000 from the sale of surplus manufacturing equipment during the second quarter of 2008.

This compares to capital expenditures in 2007 and 2006 of approximately $247,000 and $987,000, respectively.  In 2007, capital expenditures were primarily for replacement or refurbishment of manufacturing equipment and facility heating and ventilating equipment at the end of its useful life.  Capital expenditures in 2006 were used for the acquisition of manufacturing and test equipment and the build-up of tooling for new customer requirements.  In 2006, the major portion of capital additions represented a major purchase of manufacturing equipment required in the performance of certain specific contracts and to provide an increased capability and a stronger competitive position for the Company in high precision spherical and aspherical lens production.

During 2008, 182,000 stock options were exercised for proceeds of $285,000 and a weighted exercise price of $1.42 per share and converted into an equivalent number of shares of the Company’s common stock.  This compares with proceeds from the exercise of stock options of $445,000 in 2007, with 651,100 stock options exercised at a weighted average exercise price of approximately $0.68 per share.  By comparison, in 2006, proceeds from the exercise of stock options were $113,000 with 145,000 stock options exercised at a weighted average exercise price of $0.78 each and converted an equivalent number of shares of common stock.

For 2008, cash and cash equivalents decreased by $1,724,000 reflecting lower cash provided from operations and after cash used in investing activities for capital expenditures and increased cash used in financing activities related to the Company’s repayment of Convertible debt.  The company had certificates of deposit with terms greater than three months and showed these separately from cash and cash equivalents on the balance sheet.  For 2007, cash and cash equivalents increased by $1,318,000 to $4,396,000, after net cash outlays for debt repayments and redemptions of $1,697,000.  In 2006, cash and cash equivalents increased by $1,922,000, including net borrowing of $373,000.

A summary of the Company’s contractual cash obligations at December 31, 2008 is as follows:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	Greater Than 5 Years
	(In Thousands)
Convertible notes payable	2,500	—	2,500	—	—
Notes payable-other, including interest	667	154	69	46	398
Operating leases (1)	931	526	406	—	—
Total contractual cash obligations	$4,098	$680	$2,975	$46	$397

 (1)  Excludes all future lease renewal options available to Company and which have not yet been exercised.

Overview of Financial Condition

As shown in the accompanying financial statements, the Company reported net income of $1,098,000 in 2008, $1,880,000 in 2007, and $772,000 in 2006.  During 2008, 2007 and 2006, the Company’s working capital requirements were provided by positive cash flow from its operations.

Net cash provided by operations was $548,000 in 2008 as compared to $3,001,000 in 2007 and $2,672,000 in 2006.  Lower net income, after adjusting for non-cash deferred tax benefit of $408,000, increases in working capital requirements including higher accounts receivable (up $629,000), inventory (up $104,000 excluding reserves) and reductions in both accounts payable (down $581,000 primarily as a result of accrued interest paid on settlement of the convertible promissory note during the year) and customer advance reductions (down $414,000).   The Company’s management expects that future cash flow from operations and its existing cash reserves will provide adequate liquidity for the Company’s operations and working capital requirements in 2009.

Quantitative and Qualitative Disclosures about Market Risk

The Company believes that it has limited exposure to changes in interest rates from investments in certain money market accounts.  The Company does not utilize derivative instruments or other market risk sensitive instruments to manage exposure to interest rate changes.

Financial Statements and Supplementary Data

The financial statements and supplementary financial information required to be filed under this Item are presented commencing on page 24 of the Annual Report on Form 10-K, and are incorporated herein by reference.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None

Controls and Procedures

a)  Evaluation of Disclosure Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K.  Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures as of December 31, 2008 are effective to ensure that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding disclosure.

b)  Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining an adequate system of internal control over financial reporting.  Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles in the United States, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting.  However, these inherent limitations are known features of the financial reporting process.  Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Our management assessed the effectiveness of our system of internal control over financial reporting as of December 31, 2008.  In making this assessment, management used the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on our assessment and the criteria set forth by COSO, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2008.

Our annual report on Form 10-K does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

There have been no significant changes in the Company’s internal control over financial reporting identified in connection with the evaluation that occurred during the Company’s last fiscal quarter that have materially affected, or that are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Other Information

None.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name and age of each director of the Company, the period during which each such person has served as a director and the positions and business experience of each such person:

		Positions; Business
Name and Age	Since	Experience
John C. Rich, 71(1)	2000	Chairman of the Board of Directors (September 2004–present)
		Director (2000–present)
		Vice President/General Manager Power Electronics Division, C&D technologies (1999–2002)
		President, Raytheon/GM Hughes Optical Systems (1990–1999)
		Vice President), Perkin Elmer Microlithography, Electro-Optics, and Systems (1983–1989)
		Colonel, Commander, Air Force Avionics Laboratory and Air Force Weapons Laboratory (Retired)

Luke P. LaValle, Jr., 67	2005	Director of the Company (2005–present)
		President and Chief Executive Officer, American Capital Management Inc. (1980–present)
		Senior Investment Officer, United States Trust Company of NY (1967–1980)
		Lt. Colonel, US Army Reserve (Retired)

Thomas H. Lenagh, 84	1998	Director of the Company (1998–present)
		Chairman of the Board of Directors of the Company (May 2000–August 2004)
		Management Consultant (1990–Present)
		Past Chairman and Chief Executive Officer, Systems Planning Corporation
		Treasurer and Chief Investment Officer, The Ford Foundation
		Captain, US Navy Reserve (Retired)

Joseph J. Rutherford, 62	2009(2)	Director of the Company (January 23, 2009–present)
		President and Chief Executive Officer of the Company (January 1, 2009–present)
		Vice President/General Manager, MRC Precision Metal Optics, subsidiary of PPGI (July 2008–December 2008)
		Vice President/General Manager, Northrop Grumman Synoptics (1989–2006)
		Vice President, Marketing and Sales, Memtech Corp. (1987–1989)

N.E. Rick Strandlund, 65	2009(3)	Director of the Company (January 21, 2009–present)
		Chairman, President and CEO, Nanoproducts Corporation (2005–Present)
		President and CEO, Research Electro-Optics, Inc (2002–2004)
		President and COO, Research Electro-Optics Inc. (1997–2002)
		Vice-President/General Manager, Santa Rosa Division, Optical Coating Laboratory, Inc. (1993–1996)
		Vice President/General Manager, Commercial Products Division, Optical Coating Laboratory, Inc. (1986–1993)

Jan M. Winston, 72	2000	Director of the Company (2000–present)
Principal, Winston Consulting (1997–present)
Division Director/General Manager IBM Corporation (1981–1997)
Executive positions held in Development, Finance and Marketing

(1) Mr. Rich’s term as Director and Chairman of the Board of Directors will expire at the annual shareholder meeting which will be held on May 13, 2009.

(2)Mr. Rutherford was appointed by the Board of Directors on January 23, 2009 to fill the seat on the Board vacated by the resignation of Mr. Daniel Lehrfeld on the same date.

(3) On January 21, 2009, the Board of Directors approved an amendment to the Company’s Bylaws to increase the number of directors from five to six.  Mr. Strandlund was appointed by the Board of Directors on January 21, 2009 to fill the additional seat, until the annual election of directors on May 13, 2009.

At the Company’s annual shareholder meeting on June 3, 2008, the shareholders voted to approve an Amendment to the Company’s Certificate of Incorporation to change the term of directors from three years to a one year term and to end the classification of the Board of Directors.  At the same meeting, Thomas H. Lenagh and Daniel Lehrfeld were elected to serve for a one year term.  John C. Rich and Luke P. LaValle, Jr. will continue to serve the remainder of their three year term until 2009.  Jan M. Winston will continue to serve the remainder of his three year term until 2010.  The Company is scheduled to hold its annual shareholder meeting on May 13, 2009, at which the shareholders will vote on the election of Thomas H. Lenagh, Luke P. LaValle, Jr., Joseph J. Rutherford, and N. E. Rick Standlund, each being nominated for election to the Board of Directors for a one year term, with Jan M. Winston’s term continuing.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Composition of the Board of Directors

The Board of Directors in 2008 consisted of four non-employee directors and the Company’s President and CEO.  Mr. John C. Rich served as Chairman of the Board during the year.  The Board met 17 times during fiscal year 2008 with all members in attendance.  During 2008, each non-employee director of the Company was also a member of each Committee of the Board of Directors and each attended at least 75% of all the meetings of the respective committees of the Board on which they served in fiscal 2008.  The Company’s Bylaws were amended on January 21, 2009 to increase the number of directors from five to six.  Mr. N.E. Rick Strandlund was appointed by the Board to fill the vacate seat until the next Annual Meeting.

On January 23, 2009, Mr. Daniel Lehrfeld, the Company’s former President and CEO resigned his seat on the Board of Directors and Mr. Joseph J. Rutherford, who assumed the position of President and CEO of the Company on January 1, 2009, was appointed to fill the vacated seat until the next Annual Meeting.  Neither Mr. Rutherford nor Mr. Strandlund serves on any Committees of the Board.  On March 9, 2009, John C. Rich, Chairman of the Board of Directors of PPGI, informed the Company’s Nominating Committee that he would not stand for re-election to the board when his current term expires at the Annual Meeting on May 13, 2009.

Audit Committee

The Board of Directors has determined that the members of the Audit Committee each satisfy the requirements for independence under Section 301 of the Sarbanes-Oxley Act, as well as the independence standards of the NASDAQ National Market.   In 2008, the Audit Committee was comprised of four independent Directors: Luke P. LaValle, Jr. (Chairman), Thomas H. Lenagh, John C. Rich and Jan M. Winston.  The Audit Committee is empowered by the Board of Directors to, among other things, serve as an independent and objective party to monitor the Company’s financial reporting process, internal control system and disclosure control system, review and appraise the audit efforts of the Company’s independent accountants, assume direct responsibility for the appointment, compensation, retention and oversight of the work of the outside auditors and for the resolution of disputes between the outside auditors and the Company’s management regarding financial reporting issues, and provide an open avenue of communication among the independent accountants, financial and senior management, and the Company’s Board of Directors.  The Audit Committee charter is attached to this document as Exhibit A.

The Audit Committee met five times during 2008 with all members in attendance at four of the five meetings.

Audit Committee Financial Expert.

The Board of Directors of the Company has determined that Mr. John C Rich is an “audit committee financial expert”; as such term is defined by the SEC.

Compensation Committee

The Compensation Committee is comprised of all of the independent, non-management directors, and is responsible for establishing appropriate salaries and bonuses for all executive officers and senior management of the Company.

The Compensation Committee has the responsibility of granting equity-based incentive compensation (i.e. stock options and grants of restricted stock units) to eligible employees including the executive officers, and to its directors.  The Compensation Committee duties also include administering and interpreting the Photonic Products Group, Inc.  2000 Equity Compensation Program (“the Stock Option Plan”).  The duties relating to the Company’s Stock Option Plan include selecting from eligible employees those persons to whom awards will be granted and determining the type of award, the number of shares to be included in each award, any restrictions for some or all of the shares subject to the award and the award price.  The Compensation Committee reviews and approves all matters regarding the compensation of the executive officers and other executives of the Company.  The Compensation Committee has no charter.

The Compensation Committee has the authority to hire independent advisors to help fulfill its duties.

During 2008, the Compensation Committee was comprised of Jan M. Winston, Chairman, Luke P. Lavelle, Jr., Thomas H. Lenagh, and John C. Rich.  The Compensation Committee met five times during the year with all members in attendance.

Nominating Committee

During 2008, the Nominating Committee was comprised of the four outside directors:  Thomas H. Lenagh (Chairman), Luke P. LaValle, Jr., John C. Rich and Mr. Jan M. Winston.  The Nominating Committee makes recommendations to the Board of Directors for the selection of individuals to be nominated to the Board of Directors.  The Nominating Committee met once (1) during the year with all members in attendance.  The Nominating Committee charter is attached as Appendix B to this document.

Executive Officers of the Registrant

The following table sets forth the name and age of each executive officer of the Company, the period during which each such person has served as an executive officer and the positions with the Company held by each such person:

Name and Age	Since	Position With the Company

Joseph J. Rutherford, 62	2009	President and Chief Executive Officer

William J. Foote, 58	2006	Chief Financial Officer, Chief Accounting Officer and Corporate Secretary

William D. Brucker, 61	2007	Vice President Human Resources and Administration

Miro Dosoudil, 45	2008	Vice President of Operations

John R. Ryan, 39	2007	Vice President of Sales and Marketing

On January 1, 2009, Mr. Joseph J. Rutherford was appointed President and Chief Executive officer of the Company.  Mr. Rutherford has spent more than 30 years as an executive in the optics industry and is an experienced leader in optical component development and manufacturing businesses serving customers in both defense and commercial sectors of the photonics industry. From 1989 through 2006, he was VP/GM of Charlotte, NC-based Synoptics, a subsidiary successively of Litton and Northrop Grumman corporations and an industry leader in laser crystal products and related optical components.  Prior to that, he held executive level sales and marketing positions within Memtech Corporation, Material Progress Corporation, and Allied Corporation.  Mr. Rutherford holds a Bachelor of Science degree in Education from Trenton State College.

William J. Foote joined the Company in May 2006 and was appointed its Chief Financial Officer, Chief Accounting Officer, and Corporate Secretary on May 16, 2006.  Mr. Foote served as Chief Financial Officer of INSL-X Products Corporation, a private paint and coatings manufacturer, from 2002 through 2005.  From 2000 to 2002, he was CFO of ASD Group, Inc., a publicly held contract manufacturer serving the OEM marketplace in the high-tech sector.  Prior to that, from 1990 through 1999, Mr. Foote held several executive positions including Director and Vice-President of Finance positions, with Benjamin Moore & Co., a large public paint and coatings manufacturer.  Earlier in his career, Mr. Foote served in various senior financial roles with a number of manufacturing firms in Canada.  Mr. Foote is both a Certified Public Accountant and a Chartered Accountant (Canada).  His past experience includes working in the audit area with the public accounting firm of KPMG (Canada).  Mr. Foote holds a Bachelor of Arts degree from Carleton University in Ottawa, and a Masters Degree in Accounting from the University of British Columbia.

William D. Brucker joined the Company in 2000 as Director of Human Resources. In 2006 he was appointed Vice President of Human Resources and Administration. Prior to joining the Company, Mr. Brucker held corporate divisional HR leadership responsibilities with Hughes Aircraft/Raytheon, RJR/Nabisco, Proctor & Gamble, and The Journal of Commerce. In addition to competency in all the classic HR disciplines including regulatory compliance, he has experience in multi-site organizations and facility/operational integration and transition. Mr. Brucker holds a BA degree from Salem College.  Mr. Brucker was appointed an officer of the Company on January 19, 2007.

Miroslav Dosoudil joined the Company as Director of Manufacturing Engineering in 2000 and has successively held the positions of Director of Operations for Laser Optics, Vice-President of Operations for Northvale.  Prior to joining PPGI, he held optical manufacturing engineering positions with Circon, Tirolit and Meopta (Czech Republic).  Mr. Dosoudil holds various degrees in science and engineering including a Doctor of Science and Physical Electronics and Optics from the University of Palackiana in the Czech Republic.

John R. Ryan joined the Company in 2007 as Corporate Vice President of Sales and Marketing.  Mr. Ryan served since 2005 as Director of Sales for Labsphere, Inc., a privately held manufacturer of electro-optical test and measurement products.  He was a key member of their executive team, responsible for all domestic and international sales channels.  From 2003 through 2005, Mr. Ryan was Director of North American Sales for Xtera Communications, Inc., a supplier of DWDM systems.  Earlier, from 1993 through 2003, he held positions as Regional Sales Manager for Photon Dynamics and Electro Scientific Industries, manufacturers of optical inspection equipment and laser-based process equipment respectively.  Mr. Ryan received his Bachelor of Science degree from Merrimack College in Business Administration and Marketing in 1992.

Each of the executive officers has been elected by the Board of Directors to serve as an officer of the Company until the next election of officers, as provided by the Company’s by-laws.

Summary of Cash and Certain Other Compensation

The following Summary Compensation Table sets forth, for the years ended December 31, 2008, 2007 and 2006, the compensation paid by the Company and its Subsidiaries, with respect to the Company’s Chief Executive Officer and other executives.

Summary Compensation Table

Name & Principal Position		Annual Salary ($)	Stock Option Awards ($) (1)		Restricted Stock Unit Awards ($) (1)		Non-equity Incentive Plan Compensation ($) (2)	All Other Compensation ($)		Total ($)
Daniel Lehrfeld,	2008	$195,000	$12,000	(5)	—		$6,000	$16,435	(6,7)	$229,435
President and CEO (3)(4)	2007	$187,500	—		—		$65,000	$15,074	(6,7)	$267,574
	2006	$180,250	$13,600		—		$20,000	$13,100	(7)	$226,950
William J. Foote,	2008	$141,000	$7,250		$3,334		$4,000	—		$155,584
Corporate Secretary,	2007	$133,000	$7,160		—		$13,000	—		$153,160
VP and CFO (8)(9)	2006	$81,850	$3,267		—		$2,000	—		$87,117
William D, Brucker, VP Human Resources and Administration (10)	2008	$95,000	$1,889		$1,334		$2,000	—		$100,223
Miroslav Dosoudil, VP of Operations (11)	2008	$134,000	$2,648		$4,334		$5,000	—		$145,982
John R. Ryan,	2008	$150,000	—		$16,000	(13)	$5,000	$31,000	(13)	$202,000
VP Sales and Marketing (12)

(1)
The total imputed value of stock option grants and restricted stock unit grants are determined in accordance with SFAS 123(R).  The imputed value of stock option awards and restricted stock unit awards shown in each year is the value accrued and imputed to Company expenses in that year and reflected in net income including expense from grants made in prior years.  Stock options and restricted stock unit grants vest over three years, one-third upon each anniversary of the grant, unless otherwise noted or vesting is accelerated by resolution of the Compensation Committee.  The assumptions used in calculating these amounts are set forth in Note 9 to the Company’s Financial Statements for the fiscal year ended December 31, 2008, which is located on page 38 of the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2009. The values in this column represent the accounting expense values incurred during the respective fiscal years and may not be equivalent to the actual value recognized by the named executive officer.

(2)	Represents cash bonus amounts accrued and expensed in the 2008 fiscal year and paid in the first quarter of the 2009.

(3)
Mr. Lehrfeld’s employment agreement with the Company expired on December 16, 2008 but he remained with the Company through his retirement on December 31, 2008. In January 2009, subsequent to his departure, Mr. Lehrfeld received a payment for accrued vacation pay in the amount of $53,313.

(4)
Effective January 1, 2009, Mr. Joseph J. Rutherford was appointed President and CEO of the Company.  Mr. Rutherford’s annual salary is $180,000.  He will be entitled to participate in the Company’s 2000 Equity Compensation Program and will be eligible for an incentive compensation cash award in 2009, targeted at $50,000 based on performance objectives to be established during the year by the Company’s Compensation Committee. Also on January 1, 2009, Mr.  Rutherford received a sign-on grant of 17,143 stock options with a term of 10 years and an exercise price of $1.75 which was the closing market price on the date of the grant and an aggregate fair market value of approximately $30,000.  These stock options will vest over three years, one-third upon each anniversary of the grant.

(5)
On January 22, 2009, Mr. Lehrfeld was granted 7,742 stock options with an exercise price of $1.75 which was the closing price on the date of the grant.  These options vest immediately, have a term of three years and a fair market value of $1.55 per share using the Black-Scholes option pricing model.  These grants were awarded in recognition of Mr. Lehrfeld’s performance during 2008 and were reflected in the Company’s expense for that year.

(6)	Includes Company paid term life insurance premium in excess of group term life insurance minimum coverage.

(7)	Includes payout of unused vacation hours for hours in excess of permitted annual carry-over allowance

(8)	Mr. William J. Foote was appointed CFO and Secretary on May 16, 2006

(9)
Mr. Foote was granted a 10 year stock option of 4,598 shares with an exercise price of $1.75 on January 22, 2009 for achievements in 2008.  In January of 2008, he received an award of 2,500 restricted stock units at a market price of $4.00 per share for achievements in 2007.  Mr. Foote was granted a 10 year stock option of 3,378 shares at a strike price of $1.50 on January 19, 2007 for achievements in 2006.

(10)
Mr. William D. Brucker has been an executive officer since 2007.  On January 22, 2009, Mr. Brucker received a 10 year stock option grant of 1,724 shares with an exercise price of $1.75 per share pursuant to his achievements in 2008

(11)
Mr. Miroslav Dosoudil was appointed an executive officer of the Company on June 3, 2008.  On January 22, 2009, he was awarded a 10 year stock option grant of 6,897shares with an exercise price of $1.75 per share pursuant to his achievements in 2008.

(12)	Mr. John Ryan has been an executive officer of the Company since December 17, 2007.

(13)
Included in Mr. Ryan’s other compensation for the year was a $10,000 sign on bonus paid in 2008 pursuant to his joining the Company in December 2007.  In addition, other compensation includes $21,000 paid as a temporary living allowance to Mr. Ryan in 2008. On January 22, 2009, he was awarded a 10 year stock option grant of 5,747 shares.

Grants of Plan-Based Awards

Shown below is information on grants of stock options and restricted stock units pursuant to the 2000 Equity Compensation plan made during the fiscal year ended December 31, 2008 to the executive officers named in the Summary Compensation Table, and/or earned for performance during the fiscal year but awarded in the weeks following (under “All Other Option and Stock Awards”):

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)	Estimated Future Payouts Under Equity Incentive Plan Awards (2)	All Other Option and Stock Awards: Number of Securities Underlying Award (#)		Exercise or Base Price of Option and Stock Awards ($/Sh)	Grant Date Fair Value of Stock Option and Stock Awards ($) (3)
		Target ($)	Target ($)
Daniel Lehrfeld, President and CEO	1/22/2009	N/A	N/A	7,742	(4)	$1.75	$12,000
William J. Foote, VP, CFO & Secretary	1/22/2009	N/A	N/A	4,598	(4)	$1.75	$8,000
William D. Brucker, VP Human Resources & Administration	1/22 2009	N/A	N/A	1,724	(4)	$1.75	$4,000
Miroslav Dosoudil,	1/22 2009	N/A	N/A	6,897	(4)	$1.75	$12,000
VP Operations
John R. Ryan,	1/22 2009	N/A	N/A	5,747	(4)	$1.75	$10,000
VP Sales and Marketing

(1)	Values in this column represent the estimated target value of future cash incentive plan awards based on performance targets for fiscal year 2008. These have not yet been established.

(2)	Values in this column represent the estimated target value of future equity-based awards that would be reflected in 2008 net income. These have not yet been established.

(3)
The grant date fair value of stock option grants is the value computed in accordance with FASB 123R, using the Black-Scholes options pricing model.  The grant date fair value of restricted stock unit grants is the number of shares granted times the closing market price on the day of grant.

(4)	Represents Stock Option grants made in January 2009 but awarded based on performance in 2008.

Outstanding Equity-Based Awards at Fiscal Year-End

The following table provides information pertaining to vested and non-vested stock options held by each of the executive officers named in the Summary Compensation Table as of December 31, 2008.

Outstanding Stock Option Awards at Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)		Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Earned but Unawarded Options (#)	Option Exercise or Grant Price Price ($)	Option Expiration Date
Daniel Lehrfeld,	59,500	(1)	0.	N/A	1.35	8/12/2009
President and CEO (2)	100,000	(1)	0.	N/A	0.95	12/31/2011	(3)
	310,000		0.	N/A	2.00	5/24/2010
	35,500		0.	N/A	2.00	5/24/2010
	Total: 505,000		Total: 0
William J. Foote,	1,126	(1)	2,252	N/A	1.50	1/19/2017
VP and CFO	6,667		3,333	N/A	1.75	5/16/2016

	Total: 7,793		Total: 5,585
William D. Brucker,	2,635	(1)	1,315	N/A	1.50	2/13/2016
VP Human Resources	8,000	(1)	0	N/A	1.03	1/12/2015
and Administration	3,600	(1)	0	N/A	0.50	1/2/2013
	7,000	(1)	0	N/A	1.00	1/2/2012
	2,100		0	N/A	5.00	1/2/2011
	4,500		0	N/A	3.25	9/18/2010
	Total: 27,835		Total: 1,315
Miro Dosoudil	1,800	(1)	3,605	N/A	1.50	1/19/2017
VP Operations	10,000	(1)	0	N/A	1.03	1/12/2015
	9,000	(1)	0	N/A	0.50	1/2/2014
	3,600	(1)	0	N/A	0.50	1/2/2013
	5,500	(1)	0	N/A	1.00	1/2/2012
	3,000		0	N/A	5.00	1/2/2011
	4,000		0	N/A	3.25	9/18/2010
	Total: 36,900		Total: 3,605

(1)  Represents vested “in-the-money” options based on PPGI’s closing market price of $1.75 on December 31, 2008.

(2)  Does not include 7,742 stock options awarded on January 22, 2009 with an exercise price of $1.75 and a three year term and which vest immediately.

(3)  By resolution of the Board of Directors, the expiration date of outstanding vested options as of 12/31/2008 were extended to the earliest of the regular expiration date of the options or three years from Mr. Lehrfelds’s retirement date.

Outstanding Stock or Restricted Stock Unit Awards at Fiscal Year-End

 The following table provides information pertaining to vested and non-vested stock options held by each of the executive officers named in the Summary Compensation Table as of December 31, 2008.

Outstanding Stock or Restricted Stock Unit Awards at Fiscal Year-End

Name	Number of Shares or Units of Stock that have not yet Vested (1)	Market Value of Shares or Units of Stock that have not yet Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units of Stock or Other Rights that have not yet Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units of Stock or Other Rights that have not yet Vested
Daniel Lehrfeld, President and CEO	N/A	N/A	N/A	N/A
William J. Foote, VP and CFO	2,500	$10,000	N/A	N/A

	Total: 2,500	Total: $10,000
William D. Brucker, VP	1,000	$4,000	N/A	N/A
Human Resources and
Administration
	Total: 1,000	Total: $4,000
Miro Dosoudil VP Operations	3,250	$13,000	N/A	N/A

	Total: 3,250	Total: $13,000

John R. Ryan	8,000	$32,000	N/A	N/A
VP Sales and Marketing
	Total: 8,000	Total: $32,000

(1)           Mr. Foote earned a grant of 2,500 restricted stock units for performance in 2007.  This grant was awarded on January 29, 2008 when the closing market price of the Company’s stock was $4.00 per share. These restricted stock unit grants vest over three years proportionately from the grant date.

(2)           Mr. Brucker earned a grant of 1,000 restricted stock units for performance in 2007.  This grant was awarded on January 29, 2008 when the closing market price of the Company’s stock was $4.00 per share. These restricted stock unit grants vest over three years proportionately from the grant date.

(3)           Mr. Dosoudil earned a grant of 3,250 restricted stock units for performance in 2007.  This grant was awarded on January 29, 2008 when the closing market price of the Company’s stock was $4.00 per share. These restricted stock unit grants vest over three years proportionately from the grant date.

(4)           Mr. Ryan received a grant of 12,000 restricted stock units as part of a sign-on bonus at the commencement of his employment with the Company on December 17, 2007.   Of these, 4,000 grants vested in December 2008.

Option Exercises

The following table provides information concerning options exercised and restricted stock units vested during 2008 by each of the executive officers named in the Summary Compensation Table.

Option Exercises and Stock Vested

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($) (1)
Daniel Lehrfeld, President and CEO	82,500	$177,950
William J. Foote, VP and CFO	N/A	N/A
William D. Brucker, VP Human Resources and Administration	20,000	$41,000
Miro Dosoudil, VP Operations	N/A	N/A
John R. Ryan, (2) VP Sales and Marketing	4,000	$6,600

(1)	The value realized on exercise is the number of shares exercised times the difference between the market price when exercised and the exercise price.

(2)
 Mr. Ryan received a grant of 12,000 restricted stock units as part of a sign-on bonus at the commencement of his employment with the Company on December 17, 2007.   On that date, the closing market price of the Company’s stock was $4.00 per share.  These restricted stock unit grants vest over three years proportionately from the grant date.  On December 17, 2008, 4,000 restricted stock units vested and the Company issued 3,100 shares of the Company’s common stock to Mr. Ryan and withheld 900 shares in payment of payroll withholding taxes due on the vesting date.  The Company’s closing market price on that date was $1.65.

Compensation of Directors

Compensation for non-employee Directors’ consists of two components: cash (i.e. meeting attendance fees, retainer and cash bonuses) and awards under the Company’s 2000 Equity Compensation Program.  Under the 2000 Equity Compensation Program, stock option grants and restricted stock unit grants may be made by the Compensation Committee.  Equity-based grants are intended to align the interests of the Company’s directors with that of other shareholders.  The Company does not require its directors to own stock.

Fees paid to non-employee directors were $500 during fiscal years 2008 and 2007, for each board or committee meeting attended in person, and $250 for each meeting in which they participated via telephone.

In addition, each non-employee director is paid an annual retainer fee, in quarterly installment.  For 2008 and 2007, the annual retainer was $15,000 for the Chairman and $10,000 for each of the other outside Directors.

Directors, who are also employees of the Company, do not receive any additional fees for such services.

The table that follows provides information on components of Director Compensation in 2008.

Director Compensation in Fiscal Year 2008

Name	Fees and bonuses paid in cash ($)	Stock Option Awards ($) (1)(2)	Restricted Stock Unit Grants ($) (1)(3)	Total ($)
John C. Rich	24,750	4,370	3,334	32,454
Luke P. LaValle, Jr.	19,000	4,370	3,334	26,704
Thomas H. Lenagh	18,750	4,370	3,334	26,454
Jan M. Winston	19,250	4,370	3,334	26,954

(1)
The value of stock option awards and restricted stock unit grants is the value accrued to Company expenses in 2008 and reflected in 2008 net income.  Unless otherwise indicated, stock option awards and restricted stock unit grants vest over three years, and accrue proportionally over the three year vesting period.

(2)
The value of stock option awards is determined in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (SFAS No. 123(R), for outstanding option awards and include amounts from awards granted prior to 2008. The assumptions used to determine the valuation of the awards are discussed in Note 9  to our consolidated financial statements, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. At fiscal year end, the aggregate number of option awards outstanding for each non-employee director then serving as a director was as follows:  John C. Rich, 54,014; Luke P. LaValle, Jr., 9,014; Thomas H. Lenagh, 149,014; and Jan M. Winston, 42,014.  No stock option awards were made in 2008.

(3)
The aggregate fair value of restricted stock unit grants is the product of the number of units granted times the closing price of common stock of the Company on the date of the grant and the aggregate fair value is expensed for financial reporting purposes proportionately over the vesting period in accordance with Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (SFAS No. 123(R).  In 2008, each non-employee director was granted a restricted stock unit award of 2,500 units, with each unit representing a right to receive one share of Common Stock of the Company upon vesting of the award. The grant date fair value of each of these restricted stock unit grants was approximately $10,000. At fiscal year end, none of the 2008 restricted stock unit grants had vested and the aggregate number of  grants outstanding for each non-employee director then serving as a director was as follows:  John C. Rich, 2,500; Luke P. LaValle, Jr., 2,500; Thomas H. Lenagh, 2,500; and Jan M. Winston, 2,500.

Compensation Committee Interlocks and Insider Participation

The following outside directors of the Company served as members of the Compensation Committee of the Company’s Board of Directors during 2007:  Mr. Jan M. Winston, Mr. Thomas H. Lenagh, Mr. Luke P. LaValle, Jr. and Mr. John C. Rich.  None of these individuals are officers or employees of the Company.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the information provided under the caption “Compensation Discussion and Analysis” set forth above.  Based on that review and those discussions, the Compensation Committee recommended to the Board that such “Compensation Discussion and Analysis” be included in the annual report.

Signed:

The Compensation Committee  -

Mr. Jan M. Winston, Chairman, Mr. John C. Rich, Mr. Thomas H. Lenagh, Mr. Luke P. LaValle, Jr., members

Equity Compensation Program

Under the Company’s 2000 Equity Compensation Program (the “2000 Program”) 6,000,000 shares are reserved for issuance of stock options, stock appreciation rights and performance shares.  As of December 31, 2008 approximately 1,031,000 stock options and 31,500 unvested restricted stock unit grants were outstanding under the 2000 Program.  The 2000 Program was adopted by the Board of Directors in May 2000 and approved by the shareholders in August 2000.  On August 25, 2004, the Company’s shareholders approved the increase of the number of shares authorized for issuance under the 2000 Program from 4,000,000 to 6,000,000.

Purpose

The purpose of the 2000 Program is to help attract and retain superior directors, officers, key employees and consultants of the Company and its subsidiaries and to encourage them to devote their abilities and industry to the success of the Company.

Eligibility

All directors, officers, employees and consultants of the Company and its subsidiaries are eligible to receive awards under the 2000 Program.  The Company estimates that as of December 31, 2008, there were approximately 100 individuals eligible to participate in the 2000 Program.

Determination of Eligibility; Administration of the Program

The 2000 Program is administered by a committee appointed by the Board (the “Committee,” or the “Program Administrator”).  The Program Administrator has full discretion and authority to: (a) interpret the 2000 Program; (b) define its terms; (c) prescribe, amend and rescind rules and regulations relating to the 2000 Program; (d) select eligible individuals to receive options, stock appreciation rights, and performance shares under the 2000 Program; (e) determine when options, stock appreciation rights, or performance shares shall be granted under the Program; (f) determine the type, number, and terms and conditions of awards to be granted and the number of shares of stock to which awards will relate, and any other terms and conditions of options, stock appreciation rights, and performance shares; and (g) make all other determinations that may be necessary or advisable for the administration of the 2000 Program.

Types of Awards

The 2000 Program is comprised of four parts: (i) the Incentive Equity Compensation Program (“Incentive Program”), (ii) the Supplemental Equity Compensation Program (“Supplemental Program”), (iii) the Stock Appreciation Rights Program (“SAR Program”), and (iv) the Performance Share Program.

Incentive Program.  The Company intends that options granted pursuant to the provisions of the Incentive Program will qualify and will be identified as “incentive stock options” (“ISOs”) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).  The Program Administrator may grant ISOs to purchase Common Stock to any employee of the Company or its subsidiaries.  These options shall expire on the date determined by the Program Administrator, but they shall not expire later than 10 years from the date the options are granted.  Any ISO granted to any person who owns more than 10% of the combined voting power of all classes of stock of the Company or any of its subsidiaries shall expire no later than 5 years from the date it was granted.

The exercise price of ISOs may not be less than the fair market value of the Company’s Common Stock on the date of grant.  However, the exercise price of an ISO granted to a 10% or more stockholder may not be less than 110% of the fair market value of the Company’s Common Stock on the date of grant.  The aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which ISOs are exercisable for the first time by an optionee during any calendar year may not exceed $100,000.

Supplemental Program.  Options granted under this Supplemental Program shall not be ISOs as defined in Section 422 of the Code.  The Program Administrator may grant supplemental stock options to eligible participants in the 2000 Program.  These options shall expire on the date determined by the Program Administrator, but they shall not expire later than 10 years from the date the options are granted.  The exercise price of supplemental stock options shall be determined by the Program Administrator at the time of grant.

SAR Program.  The Program Administrator may grant stock appreciation rights (“SARs”) to eligible participants in the 2000 Program.  These SARs may be granted either together with supplemental stock options or ISOs (“Tandem Options”) or as naked stock appreciation rights (“Naked Rights”).  Tandem Options entitle the holder to receive from the Company an amount equal to the fair market value of the shares of Common Stock which the recipient would have been entitled to purchase on that date upon the surrender of the unexpired option, less the amount the recipient would have been required to pay to purchase the shares upon the exercise of the option.  Naked Rights entitle the holder to receive the excess of fair market value of those rights at the end of a designated period over the fair market value of those rights when they are granted.  Payments to recipients who exercise SARs may be made, at the discretion of the Program Administrator, in cash by bank check, in shares of Common Stock with a fair market value equal to the amount of payment, in a note in the payment amount, or any combination of these totaling the payment amount.

Performance Share Program.  The Program Administrator may grant performance shares to eligible participants in the 2000 Program.  Each grant confers upon the recipient the right to receive a specified number of shares of Common Stock of the Company contingent upon the achievement of specified performance objectives within a specified period (including the recipient’s continued employment with or service to the Company).

Payment may be made, in the discretion of the Program Administrator, in shares of Common Stock, a check for the fair market value of the shares of Common Stock to which the performance share award relates (the “payment amount”), a note in the payment amount, or any combination of these totaling the payment amount.  The Program Administrator shall specify the performance objectives, determine the duration of the performance objective period (not to be less than 1 year nor more than 10 years from the date of the grant) and determine whether performance objectives have been met during the designated period.  All determinations by the Program Administrator with respect to the achievement of performance objectives shall be final, binding on and conclusive with respect to each recipient.

Exercise of Options

Options may be exercised by providing written notice to the Company, specifying the number of shares to be purchased and accompanied by payment for such shares, and otherwise in accordance with the applicable option agreement.  Payment may be made in cash, other shares of Common Stock or by a combination of cash and shares.  The Program Administrator may also permit cashless exercises pursuant to procedures approved by the Program Administrator.

Vesting of Options

Unless otherwise provided by the Program Administrator at the time of grant or accelerated, stock options vest in 3 annual installments commencing one year after the date of grant.

Transferability of Awards

Grants of stock options and other awards are generally not transferable except by will or by the laws of descent and distribution, except that the Program Administrator may, in its discretion, permit transfers of supplemental stock options and/or stock appreciation rights granted in tandem with such options for estate planning or other purposes subject to any applicable restrictions under federal securities laws.  Common Stock which represents performance shares may not be sold, pledged, assigned or transferred in any manner prior to the satisfaction of the stated performance objectives and the expiration of the stated performance objective periods.

Award Limitations

The maximum number of shares of Common Stock subject to options, separately exercisable stock appreciation rights or other awards that an individual may receive in any calendar year is 600,000.

Acceleration of Vesting; Change in Control

The Program Administrator may, in its discretion, accelerate the exercisability of any option or stock appreciation right or provide that all restrictions, performance objectives, performance objective periods and risks of forfeiture pertaining to a performance share award shall lapse upon the occurrence of a “change in control” of the Company, as defined in the 2000 Program.

If a change in control occurs pursuant to a merger or consolidation or sale of assets as described above, then each outstanding option, stock appreciation right, and performance share award shall be assumed or an equivalent benefit shall be substituted by the entity determined by the Board to be the successor corporation unless the successor does not so agree at least 15 days prior to the merger, consolidation or sale of assets.  In that instance, each option, stock appreciation right, or performance share award shall be deemed to be fully vested and exercisable.

Effect of Termination of Employment or Service as a Director or Consultant

Except as otherwise provided in any agreement evidencing an award or option:

(a)           in the event that a participant’s employment or service with the Company is terminated for “cause,” any outstanding options and awards of such participant shall terminate immediately;

(b)           in the event that a participant’s employment or service with the Company terminates due to death or disability (within the meaning of Section 22(e)(3) of the Code), all options and stock appreciation rights of such participant (other than Naked Rights) will lapse unless exercised, to the extent exercisable at the date of termination, within one year following such date of termination, all performance awards for which all performance objectives and conditions have been achieved and satisfied (other than continued employment or status as a consultant) shall be paid in full (any remaining awards of such participant will be forfeited), and all Naked Rights shall be fully paid by the Company as of the date of death or disability; and

(c)           in the event that a participant’s employment or service with the Company terminates for any other reason: (i) any outstanding options and awards (other than Naked Rights) shall be exercisable, to the extent exercisable on the date of termination, for a period of 90 days after the date of such termination if the recipient resigned, and 12 months after the date of such termination if it was an involuntary termination other than for cause; (ii) all Naked Rights not payable on the date of termination shall terminate immediately; and (iii) all performance share awards shall terminate immediately unless the performance objectives have been achieved and the performance objective period has expired.

Amendment, Suspension or Termination of the Program

The 2000 Program will terminate on the day preceding the tenth anniversary of its adoption, unless sooner terminated by the Board.  Prior to that date, the Program Administrator may amend, modify, suspend or terminate the Program, provided, however, that (a) stockholder approval is obtained when required by law, and (b) no such amendment, modification, suspension or termination by the Program Administrator shall adversely affect the rights of participants, without their consent, under any outstanding option, stock appreciation right, or performance share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table presents certain information available to the Company at the date hereof with respect to the security ownership of the Company’s Common Stock by  (i) each of the Company’s directors and their nominees, (ii) named executive officers of the Company, (iii) all executive officers and directors as group, and (iv) the security ownership of each person known by the Company to beneficially own more than five percent (5%) of the Company's common stock outstanding as of April 3, 2009.  Percentages that include ownership of options or convertible securities are calculated assuming exercise or conversion by each individual or entity of the options (including “out-of-the-money options”), or convertible securities owned by each individual or entity separately without considering the dilutive effect of option exercises and security conversions by any other individual or entity.  The address of each principal shareholder, unless otherwise indicated, is Photonic Products Group, Inc., 181 Legrand Avenue, Northvale, NJ 07647.

Beneficial Ownership of Common Stock (1)

	Amount and Nature of		Percent of
Name and Address of Beneficial Owner	Beneficial Ownership		Common Stock
Luke P. LaValle, Jr.	14,445	(2)	*
Thomas H. Lenagh	194,860	(3)	1.7%
John C. Rich	72,960	(4)	*
N.E. Rick Strandlund	—		—
Jan M. Winston	47,760	(5)	*
William D. Brucker	29,433	(6)	*
Miroslav Dosoudil	39,477	(7)	*
William J. Foote	12,928	(8)	*
Joseph J. Rutherford	—		—
John R. Ryan	3,100		*

All Directors and Executive	414,963	(9)	3.6%
Officers as a group (10 persons)

Clarex, Ltd. & Welland Ltd.	9,354,414	(10)	56.8%
Bay Street and Rawson Square
P.O. Box N 3016
Nassau, Bahamas

Brown Advisory Holdings, Inc.	3,743,216	(12)	33.1%
901 South Bond Street, Suite 400
Baltimore, MD 21231

William Nicklin	1,302,725	(11)	11.2%
3 Rivers Edge
Newburgh, NY 12550-1457
_________________

* Less than 1%

(1) Unless otherwise indicated, each of the shareholders named in the table has sole voting and investment power with respect to the shares beneficially owned, subject to the information contained in the footnotes to the table.

(2) Including 13,611 shares issuable upon conversion of options exercisable within 60 days.

(3) Including 122,326 shares issuable upon conversion of options exercisable within 60 days.

(4) Including 52,326 shares issuable upon conversion of options exercisable within 60 days.

(5) Including 40,326 shares issuable upon conversion of options exercisable within 60 days.

(6) Including 29,150 shares issuable upon conversion of options exercisable within 60 days.

(7) Including 38,703 shares issuable upon conversion of options exercisable within 60 days.

(8) Including 12,252 shares issuable upon conversion of options exercisable within 60 days.

(9) Including 308,694 shares issuable upon conversion of options exercisable within 60 days.

(10) Including 2,500,000 shares issuable upon conversion of convertible promissory notes at a per share conversion price of $1.00, 862,500 shares issuable upon conversion of accrued interest and warrants to purchase 1,875,000 shares exercisable at $1.35 per share.

(11) Including 15,000 shares over which Mr. Nicklin has shared investment power but no voting power, 34,600 with sole investment power but no voting power and 523,375 shares issuable upon exercise of warrants at $1.35 per share.

(12) Including 3,738,216 shares over which Brown Advisory Holdings, Inc. has shared investment power but no voting power and 5,000 shares with sole investment power but no voting power.

Equity Compensation Plan Information

The following table gives information about the Company’s Common Stock that may be issued upon the exercise of options, warrants and rights under the Company’s Key Employee Compensation Plan and the Company’s 2000 Equity Compensation Program, as of December 31, 2008.  These plans were the Company’s only equity compensation plans in existence as of December 31, 2008.
Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)
Equity Compensation Plans Approved by Shareholders	1,061,639	$1.45	3,885,261
Equity Compensation Plans Not Approved by Shareholders	—	—	—

Total	1,061,639	$1.45	3,885,261

Certain Relationships and Related Transactions

The documented ethics policies of the Company restrict certain types of related-party transactions between the Company and its directors, officers, and employees of the Company.  Specifically, compensation for services provided by directors, officers, and employees to the Company may not be through any source but the Company.  The Company’s policies do permit related-parties to participate in financial transactions, limited to financing via debt or equity.  In such instances, the Board of Directors has an informal policy of requiring that when financing through a related party, that the terms of such financing, including but not limited to interest rates and fees, are at least equal to or better than the terms obtainable via financing from other sources.

In March 2009, the maturity date of a $1,500,000 Subordinated Convertible Promissory Note to Clarex Limited (“Clarex”), a major shareholder and debt holder, was extended to April 1, 2011.  The note bears interest at 6% and was originally due in January 2006, extended to December 31, 2008 and subsequently again to April 1, 2009.  Interest accrues yearly and along with principal may be converted into securities of the Company as follows:  The Note is convertible in the aggregate into 1,500,000 Units with each unit consisting of one share of common stock and one warrant.  The warrants had an original expiration date of August 2009 and each warrant allowed the holder to acquire 0.75 shares of common stock at a price of $1.35 per share.  The expiration date of the warrants under the conversion terms has been extended to April 1, 2014.

In March 2009, the maturity date of a $1,000,000 Subordinated Convertible Promissory Note bearing interest at 6% was extended to April 1, 2011.  The note was originally due in January 2006 and was subsequently extended to April 1, 2009.  Interest accrues yearly and along with principal may be converted into securities of the Company as follows:  The Note is convertible in the aggregate into 1,000,000 Units with each unit consisting of one share of common stock and one warrant.  The warrants had an original expiration date of August 2009 and each warrant allowed the holder to acquire 0.75 shares of common stock at a price of $1.35 per share.  The expiration date of the warrants under the conversion terms has been extended to April 1, 2014.  The holder of the note is an affiliate of Clarex.

In January 2008, the Company repaid in full a $1,700,000 Secured Promissory Note held by Clarex, including accrued interest of $477,444.

In March, 2008, Clarex elected to exercise the 200,000 warrants expiring on March 31, 2008 and the Company issued 200,000 shares of its commons stock for proceeds of $85,000.

In May, 2008, Clarex exercised the remaining 200,000 warrants set to expire on May 18, 2008 for $216,000 and the Company issued 200,000 shares of its common stock.

During 2007, the Company accelerated repayment of the outstanding balance of a secured promissory note dated February 13, 2006 for $700,000 due to Clarex.  The payment consisted of $554,607 in principal plus accrued interest of $1,744.  The note was pursuant to a financing arrangement with Clarex to fund the Company’s acquisition of capital assets needed to capture new business opportunities.  The funds were originally received in February 2006 and the Company issued the secured note which called for monthly installments over a term of seven years with interest at 6.75%.

During 2007, the Company repaid prior to maturity, a 6% Subordinated Convertible Promissory Note in the amount of $1,000,000 due to Clarex.  The note was originally dated April 1, 2004 and due on March 31, 2008 and was convertible into 1,000,000 Units consisting of 1,000,000 shares of common stock and warrants to acquire 750,000 shares of common stock at a price of $1.35 per share.  An initial payment of $500,000 was made on June 28, 2007 and a final payment of $500,000 plus accrued interest of $196,520 was made on September 17, 2007.

In April 2007, Clarex exercised its right to convert its holdings of 500 shares of Series A 10% Convertible Preferred Stock (the “Series A”) with a liquidation value of $500,000 into common shares of the Company.  The preferred shares were convertible at a conversion price of $1.00 per share and the Company issued 500,000 common shares in exchange.

In October 2007, Clarex exercised its right to convert its holdings of 1,000 shares of the Company’s Series B 10% Convertible Stock (the “Series B”) with a liquidation value of $1,000,000 into common stock of the Company at the specified conversion price of $2.50 per share, along with all but one of the other Series B holders.  The Company issued 400,000 common shares to Clarex, on the conversion.

The Company’s Board of Directors has determined that each of its four outside directors, Mr. John C. Rich, Mr. Thomas H. Lenagh, Mr. Jan M. Winston, and Mr. Luke P. LaValle, Jr., has no material relationship with the Company (other than as director) and is therefore “independent” within the meaning of the current listing standards of the Nasdaq National Market and the requirements of the Sarbanes Oxley Act.  In its annual review of director independence, the Board of Directors considers all commercial, banking, consulting, legal, accounting or other business relationships any director may have with the Company.  The Board of Directors considers a “material relationship” to be one that impairs or inhibits, or has the potential to impair or inhibit, a director’s exercise of critical and disinterested judgment on behalf of the Company and its shareholders.  When assessing the “materiality” of a director’s relationship with the Company, the Board of Directors considers all relevant facts and circumstances not only from the standpoint of the director in his or her individual capacity, but also from the standpoint of the persons to whom the director is related and organizations with which the director is affiliated.

Compliance with Section 16(a) Beneficial Ownership

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and officers, and persons who own more than 10% of a registered class of the Company’s equity securities, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission.  These persons are required by the Securities and Exchange Commission to furnish the Company with copies of all Section 16(a) reports that they file.  Based on our review of copies of all disclosure reports filed by our directors and executive officers pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, the following Forms 3 and 4 were not timely filed.  These include Forms 4 reporting each of William D. Brucker’s  receipt of a grant of stock options,  William J. Foote’s receipt of a grant of stock options, Jan M. Winston’s receipt of a grant of stock options, John C. Rich’s receipt of a grant of stock options., Luke P. LaValle, Jr.’s grant of a stock option and Thomas H. Lenagh’s receipt of a grant of stock options, a Form 3 for Miro Dosoudil reporting his initial statement of beneficial ownership on his appointment as VP, Operations and a Form 3 for Joseph J. Rutherford reporting his initial statement of beneficial ownership on his appointment of President and CEO.  The Company believes that all required Forms 3 and 4 have been filed for 2008.

LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for us by Lowenstein, Sandler PC.

EXPERTS

The consolidated balance sheets of the Company and its subsidiaries at December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for the three years ended December 31, 2008 which are  included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Holtz Rubenstein Reminick LLP (formerly known as Holtz Rubenstein & Co., LLP), independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act with respect to the shares of Common Stock offered by this prospectus.  This prospectus does not contain all the information set forth in the registration statement.  For further information with respect to us and the shares of Common Stock to be sold in this offering, we refer you to the registration statement.  Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete.  In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.

We are subject to the reporting and information requirements of the Securities and Exchange Act of 1934, as amended, and, as a result, file periodic and current reports, proxy statements, and other information with the SEC.  You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.  Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC.  The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.  The address of the SEC’s website is http://www.sec.gov.  The Company’s filings on the SEC website can also be accessed through the company website at http://www.ppgrpinc.com.  No information on the company website should be deemed a part of this Prospectus.

PHOTONIC PRODUCTS GROUP, INC. AND SUBSIDIARIES

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE YEARS ENDED DECEMBER 31, 2008

CONTENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Photonic Products Group, Inc.
and Subsidiaries
Northvale, New Jersey

We have audited the accompanying consolidated balance sheets of Photonic Products Group, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2008.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Photonic Products Group, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period  ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/Holtz Rubenstein Reminick LLP

Melville, New York
March 30, 2009

PHOTONIC PRODUCTS GROUP, INC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$2,672,087	$4,395,945
Certificates of deposit	800,000	—
Accounts receivable (after allowance for doubtful accounts of $15,000 in 2008 and 2007)	2,810,602	2,181,859
Inventories, net	2,732,336	2,931,080
Other current assets	188,084	164,065
Total Current Assets	9,203,109	9,672,949
Plant and equipment:
Plant and equipment at cost	14,445,027	13,690,229
Less: Accumulated depreciation and amortization	(11,139,771)	(10,189,853)
Total plant and equipment	3,305,256	3,500,376
Precious Metals	112,851	112,851
Deferred Income Taxes	408,000	—
Goodwill	1,869,646	1,869,646
Intangible Assets, net of accumulated amortization	751,580	830,144
Other Assets	81,707	91,981
Total Assets	$15,732,149	$16,077,947

Liabilities and Shareholders’ Equity
Current Liabilities:
Current portion of notes payable -other	$136,892	$14,814
Accounts payable and accrued liabilities	2,160,665	2,741,966
Customer advances	456,754	870,550
Current obligations under capital leases	—	47,088
Related party secured note due within one year	—	1,700,000
Total Current Liabilities	2,754,311	5,374,418

Related Party Convertible Notes Payable	2,500,000	2,500,000
Notes Payable – Other, net of current portion	353,663	490,730
Total Liabilities	5,607,974	8,365,148

Commitments and Contingencies	—	—

Shareholders’ equity:
Common stock: $.01 par value; 60,000,000 authorized shares 11,230,678 issued at December 31, 2008 and 10,104,719 issued at December 31, 2007	112,306	101,046
Capital in excess of par value	16,622,466	15,320,771
Accumulated deficit	(6,595,647)	(7,694,068)
	10,139,125	7,727,749

Less - Common stock in treasury, at cost (4,600 shares)	(14,950)	(14,950)
Total Shareholders’ Equity	10,124,175	7,712,799
Total Liabilities and Shareholders’ Equity	$15,732,149	$16,077,947

See notes to consolidated financial statements

PHOTONIC PRODUCTS GROUP, INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2008	2007	2006
Revenues
Net sales	$16,301,209	$15,099,878	$13,921,127

Cost and expenses
Cost of goods sold	11,486,620	9,141,049	9,377,313
Selling, general and administrative expense	3,857,805	3,561,570	3,627,244
	15,344,425	12,702,619	13,004,557

Operating income	956,784	2,397,259	916,570

Other income (expense)
Interest expense, net	(170,476)	(261,327)	(402,154)
Gain on sale of fixed asset	9,113	—	—
Loss on sale of precious metals	—	(5,851)	—
Settlement of insurance claim	—	—	300,000
Other expense	—	—	(21,150)
	(161,363)	(267,178)	(123,304)

Income before income tax provision and preferred stock dividends	795,421	2,130,081	793,266

Income tax benefit (provision)	303,000	(250,000)	(21,000)

Net income	1,098,421	1,880,081	772,266

Preferred stock dividends	—	(238,167)	(234,500)

Net income applicable to common shareholders	$1,098,421	$1,641,914	$537,766

Net income per share - basic	$0.10	$0.19	$0.07

Net income per share - diluted	$0.08	$0.13	$0.06

Weighted average shares outstanding - basic	10,902,061	8,609,822	7,572,637

Weighted average shares outstanding – diluted	15,619,304	13,777,114	11,915,090

See notes to consolidated financial statements

PHOTONIC PRODUCTS GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

			Preferred Stock		Preferred Stock		Capital in			Total
	Common Stock		(Series A)		(Series B)		excess of		Treasury	Shareholders’
	Shares	Amount	Shares	Amount	Shares	Amount	par value	Deficit	Stock	Equity
Balance, December 31, 2005	7,287,398	$72,862	500	$500,000	2,100	$2,100,000	$11,145,243	$(9,873,748)	$(14,950)	$3,929,407

401K contribution	144,836	1,448	—	—	—	—	149,053	—	—	150,501

Dividend on Preferred Stock	134,000	1,340	—	—	—	—	233,160	(234,500)	—	—

Issuance of common stock payable	174,800	1,760	—	—	—	—	152,252	—	—	154,012

Exercise of stock options	145,000	1,450	—	—	—	—	111,380	—	—	112,830

Cancellation of common stock	(3,960)	(40)	—	—	—	—	40	—	—	—

Cancellation of preferred stock	—	—	—	—	(18)	(18,000)	18,000	—	—	—

Share-based compensation expense							117,687			117,687

Net income for the year	—	—	—	—	—	—	—	772,266	—	772,266

Balance, December 31, 2006	7,882,074	$78,820	500	$500,000	2,082	$2,082,000	$11,926,815	$(9,335,982)	$(14,950)	$5,236,703

401K contribution	124,133	1,241	—	—	—	—	165,453	—	—	166,694

Dividend on preferred stock	134,612	1,346	—	—	—	—	236,821	(238,167)	—	—

Common stock issued on conversion of Series A Preferred stock	500,000	5,000	(500)	(500,000)	—	—	495,000	—	—	—

Common stock issued on exercise of options	651,100	6,511	—	—	—	—	438,736	—	—	445,247

Share-based compensation expense	—	—	—	—	—	—	34,074	—	—	34,074

Common stock issued on conversion of Series B Preferred Stock	812,800	8,128	—	—	(2,032)	(2,032,000)	2,023,872	—	—	—

Redemption of Series B Preferred Stock	—	—	—	—	(50)	(50,000)	—	—	—	(50,000)

Net income for the year	—	—	—	—	—	—		1,880,081	—	1,880,081

Balance, December 31, 2007	10,104,719	$101,046	—	$—	—	$—	$15,320,771	$(7,694,068)	$(14,950)	$7,712,799

401K contribution	75,907	759	—	—	—	—	159,422	—	—	160,181

Common stock issued on exercise of options	185,100	1,851	—	—	—	—	254,919	—	—	256,770

Common stock issued on conversion of warrants	864,952	8,650	—	—	—	—	798,937	—	—	807,587

Share-based compensation expense	—	—	—	—	—	—	88,417	—	—	88,417

Net income for the year	—	—	—	—	—	—		1,098,421	—	1,098,421

Balance, December 31, 2008	11,230,678	$112,306	—	$—	—	$—	$16,622,466	$(6,595,647)	$(14,950)	$10,124,175

See notes to consolidated financial statements

PHOTONIC PRODUCTS GROUP, INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net income	$1,098,421	$1,880,081	$772,266

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,059,741	1,119,887	1,099,003
Deferred income taxes	(408,000)	—	—
401K common stock contribution	160,180	166,694	150,501
Gain on sale of fixed asset	(9,113)	—	—
Loss on sale of precious metal	—	5,851	—
Stock-based compensation expense	88,417	34,074	117,687
Change in inventory reserve	302,511	163,391	102,817

Changes in operating assets and liabilities:
Accounts receivable	(628,743)	214,627	(130,552)
Inventories	(103,767)	(758,438)	(14,971)
Other current assets	(24,019)	12,522	(22,864)
Other assets	7,865	32,854	39,549
Accounts payable and accrued liabilities	(581,301)	246,568	222,718
Customer advances	(413,796)	(117,413)	335,699
Total adjustments	(550,025)	1,120,617	1,899,587
Net cash provided by operating activities	548,396	3,000,698	2,671,853

Cash flows from investing activities:
Purchase of certificates of deposit, net	(800,000)	—	—
Capital expenditures	(784,534)	(246,518)	(986,732)
Proceeds from sale of fixed assets	10,000	—	—
Proceeds from sale of precious metals	—	12,030	—
Net cash used in investing activities	(1,574,534)	(234,488)	(986,732)

Cash flows from financing activities:
Net proceeds from issuance of common stock	1,064,357	445,247	112,830
Proceeds from secured notes payable	—	—	700,000
Redemption of Series B Preferred shares	—	(50,000)	—
Principal payments of notes payable	(14,989)	(647,215)	(326,724)
Principal payments of convertible promissory notes	(1,700,000)	(1,000,000)	—
Principal payments of capital lease obligations	(47,088)	(196,349)	(249,738)
Net cash (used in) provided by financing activities	(697,720)	(1,448,317)	236,368

Net (decrease) increase in cash and cash equivalents	(1,723,859)	1,317,893	1,921,489

Cash and cash equivalents at beginning of the year	4,395,945	3,078,052	1,156,563

Cash and cash equivalents at end of the year	$2,672,087	$4,395,945	$3,078,052

See notes to consolidated financial statements

PHOTONIC PRODUCTS GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE YEARS ENDED DECEMBER 31, 2008

1.	Nature of Business and Summary of Significant Accounting Policies and Estimates

Nature of Operations

a.
Photonic Products Group, Inc. and Subsidiaries (the “Company”, formerly known as Inrad, Inc.) is a manufacturer of crystals, crystal devices, electro-optic and optical components, and sophisticated laser subsystems and instruments.  The Company’s principal customers include commercial instrumentation companies and OEM laser manufacturers, research laboratories, government agencies, and defense contractors.  The Company’s products are sold domestically using its own sales staff, and in major overseas markets, principally Europe and the Far East, using independent sales agents.

b.	Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned Subsidiaries.  Upon consolidation, all inter-company accounts and transactions are eliminated.

c.	Cash and cash equivalents

The Company considers cash-on-hand and highly liquid investments with original maturity dates of three months or less at the date of purchase to be cash and cash equivalents. Investments with original maturity dates exceeding three months are separately disclosed on the Consolidate Balance Sheets and as cash flows from investing activities on the Consolidated Statements of Cash Flows.

d.	Accounts receivable

Accounts receivable are stated at the historical carrying amount, net of write-offs and allowances.  The Company establishes an allowance for doubtful accounts based on estimates as to the collectibility of accounts receivable.  Management specifically analyzes past-due accounts receivable balances and, additionally, considers bad debt history, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.  Uncollectible accounts receivable are written-off when it is determined that the balance will not be collected.

e.	Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.  Cost of manufactured goods includes material, labor and overhead.

The Company records a reserve for slow moving inventory as a charge against earnings for all products identified as surplus, slow moving or discontinued.  Excess work-in-process costs are charged against earnings whenever estimated costs-of-completion exceed unbilled revenues.

f.	Plant and Equipment

Plant and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets which range between 5 and 7 years.  Amortization of leasehold improvements is computed using the straight-line method over the lesser of 10 years or the remaining term of the lease including optional renewal periods.  Maintenance and repairs of property and equipment are charged to operations and major improvements are capitalized.  Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts and a gain or loss is recorded.

g.	Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards (“SFAS”) No, 109, “Accounting for Income Taxes.”  Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Effective January 1, 2007, the Company adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, and interpretation of SFAS No. 109” (“FIN 48”).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements and requires that a tax position must be more likely than not to be sustained before being recognized in the financial statements.  The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.  Under FIN 48, the Company must also assess whether uncertain tax positions, as filed, could result in the recognition of a liability for possible interest and penalties which the Company would include as a component of income tax expense.  For the years ended December 31, 2008 and 2007, the Company did not recognize any tax liabilities related to uncertain tax positions.

h.	Impairment of long-lived assets

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimate undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the assets.  Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated.  The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

i.	Goodwill and Intangible assets

Acquired goodwill and intangible assets consist of goodwill of $1,870,000 and other acquired intangible assets with finite lives, consisting principally of non-contractual customer relationships, completed technology and trademarks that approximated $1,100,000.  Intangible assets with finite lives are amortized on a straight-line basis over the assets’ estimated useful life up to 14 years.  The Company evaluates whether events or circumstances have occurred indicating the carrying amount of intangible assets may not be recoverable.  When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of the associated undiscounted future cash flows compared to the related carrying amount of assets to determine if an impairment loss should be recognized.  Goodwill and intangible assets not subject to amortization are tested in December of each year for impairment, or more frequently if events and circumstances indicate that the assets might be impaired.  An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

The gross carrying amount of intangible assets as of December 31, 2008 and 2007 was $1,100,000, respectively.  Accumulated amortization related to intangible assets was $348,000 as of December 31, 2008 and $270,000 as of December 31, 2007.  Amortization expense was approximately $79,000 for the years ended December 31, 2008 and December 31, 2007, respectively.  Aggregate amortization for the five succeeding years from January 1, 2009 through December 31, 2013 is expected to be $395,000, accumulating at the rate of $79,000 per year.  The weighted average remaining life of the Company’s intangible assets is approximately 9.5 years.

There were no changes in the carrying amounts of goodwill, by acquisition, for the year ended December 31, 2008, which remained at $1,870,000

The following schedule details the Company’s intangible asset balance by major asset class.

	At December 31, 2008
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer-related	$550	$(174)	$376
Completed technology	363	(115)	248
Trademarks	187	(59)	128

Total	$1,100	$(348)	$752

	At December 31, 2007
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer-related	$550	$(135)	$415
Completed technology	363	(89)	274
Trademarks	187	(46)	141

Total	$1,100	$(270)	$830

j.	Stock-based compensation

The Company accounts for stock-based compensation in accordance with the recognition and measurement provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), Share-Based Payment ("SFAS 123(R)").

Under the fair value recognition provision of SFAS 123(R), stock based compensation cost is estimated at the grant date based on the fair value of the award.  The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model.  The fair value of restricted stock units granted is based on the closing market price of the Company’s common stock on the date of the grant.  The fair value of these awards, adjusted for estimated forfeitures is amortized over the requisite service period of the award, which is generally the vesting period.

k.	Revenue recognition

The Company records revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”).  Under SAB 104, revenues are recorded when all four of the following criteria are met:  persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the sales price is fixed or determinable; and collectability is reasonably assured.  Losses on contracts are recorded when identified.

l.	Internal research and development costs

Internal research and development costs are charged to expense as incurred.

m.	Precious metals

Precious metals consist of various fixtures used in the high temperature crystal growth manufacturing process.  They are valued at the lower of cost or net realizable value, on a first-in, first-out basis.

n.	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual amounts could differ from those estimates.

o.	Advertising costs

Advertising costs included in selling, general and administrative expenses were $26,000, $29,000 and $27,000 for the years ended December 31, 2008, 2007 and 2006, respectively.  Advertising costs are charged to expense when the related services are incurred or related events take place.

p.	Statements of cash flows and non-cash transactions

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months, or less, to be cash equivalents.

Interest paid during the years ended December 31, 2008, 2007 and 2006 was $508,000, $298,000 and $116,000, respectively.

Income taxes paid were$ 408,000 in 2008, $69,000 in 2007 and $7,000 in 2006.

In 2007, non-cash financing transactions resulting from the exchange of Series A convertible preferred stock in exchange for common shares amounted to $500,000 and the exchange of Series B convertible preferred stock for common stock amounted to $2,032,000.

There were no adjustments to goodwill in 2008, 2007 or 2006.

q.	Concentration of risk

The Company invests its excess cash in certificates of deposits with major financial institutions.  Generally, the investments range over a variety of maturity dates usually, within three to nine months, and therefore, are subject to little risk. The Company has not experienced losses related to these investments.

The concentration of credit risk in the Company’s accounts receivable is mitigated by the Company’s credit evaluation process, familiarity with its small base of recurring customers and reasonably short collection terms and the geographical dispersion of revenue.  The Company generally does not require collateral but, in some cases, the Company negotiates cash advances prior to the undertaking of the work.  These cash advances are recorded as current liabilities on the balance sheet until corresponding revenues are realized.

The Company utilizes many relatively uncommon materials and compounds to manufacture its products.  Therefore, any failure by its suppliers to deliver materials of an adequate quality and quantity could have an adverse effect on the Company’s ability to meet the commitments of its customers.

For the year ended December 31, 2008, seven customer accounts represented in the aggregate 68% of total revenues, and three customers accounted for 44% of revenues.  These three customers each represented 22%, 13% and 10.0% of sales, respectively.  Since we are a supplier of custom manufactured components to OEM customers, the relative size and identity of our largest customer accounts changes somewhat from year to year.  In the short term, the loss of any of these large customer accounts could have a material adverse effect on business, our results of operations, and our financial condition.

r.	Net income per common share

The basic net income per share is computed using the weighted average number of common shares outstanding for the applicable period.  The diluted income per share is computed using the weighted average number of common shares plus potential common equivalent shares outstanding, including the additional dilution related to the conversion of stock options, warrants, convertible preferred shares, and potential common shares issuable upon conversion of outstanding convertible notes, except if the effect on the per share amounts is anti-dilutive.  For the year ended December 31, 2006, there were 1,332,800 shares on the conversion of convertible preferred shares that have not been included in dilutive shares as the effect would be anti-dilutive.

The following is the reconciliation of the basic and diluted earnings per share computations required by Statement of Financial Standards (“SFAS”) No. 128 (“Earnings per Share’)

	Years ended December 31,
	2008	2007	2006
Numerators

Net income applicable to common shareholders - basic	$1,098,421	$1,641,914	$537,766
Interest on Convertible Debt	150,000	188,096	210,000
Net income applicable to common shareholders - diluted	$1,248,421	$1,830,010	$747,766

Denominators

Weighed average shares outstanding-Basic	10,902,061	8,609,822	7,572,637
Convertible Debt	2,500,000	3,102,740	3,500,000
Warrants	1,615,417	1,585,206	287,353
Stock options	594,972	479,346	555,100
Restricted stock units	6,854	—	—
Weighted average shares outstanding - diluted	15,619,304	13,777,114	11,915,090

Net income per common share – basic	$0.10	$0.19	$0.07

Net income per common share — diluted	$0.08	$0.13	$0.06

s.	Shipping and handling costs

The Company has included net of freight charge recovered from customers as a component of selling, general and administrative expenses that amounted to $27,000 in 2008, $36,000 in 2007 and $27,000 in 2006.  When applicable the Company bills its customers for freight costs.

t.	Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS No. 157 applies only to fair-value measurements that are already required or permitted by other accounting standards and is expected to increase the consistency of those measurements. The Company prospectively adopted the effective provisions of SFAS No. 157 on January 1, 2008, as required for financial assets and liabilities. The adoption has not had a material impact on the Company’s 2008 consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities,” (“SFAS 159”).  SFAS 159 provides companies with an option to report selected financial assets and financial liabilities at fair value.  Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date.  SFAS 159 is effective for fiscal years beginning after November 15, 2007, the year beginning January 1, 2008 for the Company.  The Company did not make a fair value election pursuant to this standard at the effective date and, as such, the adoption of SFAS No. had no effect on its financial statements.

In December 2007, the FASB issued FASB Statement No. 141 (Revised 2007), “Business Combinations” (“SFAS 141(R)”).  SFAS 141(R) will significantly change the accounting for business combinations.  Under SFAS 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions.  SFAS 141(R) will change the accounting treatment for certain specific items, including:

•	Non-controlling interests (formerly known as “minority interests”) will be recorded at fair value at the acquisition date;

•
Acquired contingent liabilities will be recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies;

•	In-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date;

•	Restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and

•	Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense.

SFAS 141(R) also includes a substantial number of new disclosure requirements.  The statement applies to the Company prospectively for business combinations for which the acquisition date is on or after January 1, 2009.  Earlier adoption is prohibited.  The Company is currently assessing the impact of adopting SFAS 141(R) on its financial statements.

The FASB issued FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51” in December 2007 (“SFAS 160”).  SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  Specifically, this statement requires the recognition of a non-controlling interest (minority interest) as equity in the consolidated financial statements.  The amount of net income attributable to the non-controlling interest will be included in consolidated net income on the face of the income statement.  Statement 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest.  In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated.  Such gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date.  Statement 160 also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest.  Statement 160 is effective for the Company for fiscal years, and interim periods within those fiscal years, beginning with the year ended December 31, 2009.  Earlier adoption is prohibited.  The Company does not expect the adoption of SFAS No. 160 to have a significant impact on its financial statements.

In February 2008, the FASB issued FSP No. 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13, and FSP No. 157-2, Effective Date of FASB Statement No. 157. FSP No. 157-1 amends SFAS No. 157 to exclude SFAS No. 13, Accounting for Leases, and its related interpretive accounting pronouncements that address leasing transactions. FSP No. 157-2 delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of 2009 for the Company. The implementation of SFAS No. 157 for the Company’s nonfinancial assets and nonfinancial liabilities is not expected to have a material impact on the Company’s 2009 consolidated financial statements. However, the determination of fair value for purposes of accounting for business combinations and for conducting  periodic assessments of goodwill and other long-lived assets for impairment will be made using the definition of fair value prescribed by SFAS No. 157.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities-An Amendment of SFAS No. 133. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. It is effective for periods beginning after November 15, 2008, with early application encouraged. The Company’s adoption of SFAS No. 161 is not expected to have a material impact on its 2009 consolidated financial statements.

In April 2008, the FASB issued FSP No. 142-3, Determination of the Useful Life of Intangible Assets. FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognizable intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The intent of FSP No. 142-3 is to improve the consistency between the useful life of a recognizable intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R), and other U.S. generally accepted accounting principles. FSP No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Useful lives assigned to intangible assets acquired after this date will be based on the guidance contained in FSP No. 142-3. The Company’s adoption of FSP No. 142-3 is not expected to have a material impact on its 2009 consolidated financial statements.

2.	Inventories, net

Inventories are comprised of the following and are shown net of inventory reserves of $1,315,000 for 2008 and $1,012,000 for 2007, respectively:
	December 31,
	2008	2007
	(In thousands)
Raw materials	$1,169	$1,216
Work in process, including manufactured parts and components	1,117	1,082
Finished goods	446	633
	$2,732	$2,931

The December 31, 2007 inventory balances have been reclassified to conform to the basis of presentation adopted this year.

3.	Property and Equipment

Property and equipment are comprised of the following:

	December 31,
	2008	2007
	(In thousands)
Office and computer equipment	$1,274	$1,164
Machinery and equipment	11,127	10,550
Leasehold improvements	2,044	1,976
	14,445	13,690
Less accumulated depreciation and amortization	11,140	10,190
	$3,305	$3,500

4.	Related Party Transactions

In March 2009, the maturity date of a $1,500,000 Subordinated Convertible Promissory Note to Clarex Limited (“Clarex”), a major shareholder and debt holder, was extended to April 1, 2011.  The note bears interest at 6% and was originally due in January 2006, extended to December 31, 2008 and subsequently again to April 1, 2009.  Interest accrues yearly and along with principal may be converted into securities of the Company as follows:  The Note is convertible in the aggregate into 1,500,000 Units with each unit consisting of one share of common stock and one warrant.  The warrants had an original expiration date of August 2009 and each warrant allowed the holder to acquire 0.75 shares of common stock at a price of $1.35 per share.  The expiration date of the warrants under the conversion terms has been extended to April 1, 2014.

  In March 2009, the maturity date of a $1,000,000 Subordinated Convertible Promissory Note bearing interest at 6% was extended to April 1, 2011.  The note was originally due in January 2006 and was subsequently extended to April 1, 2009.  Interest accrues yearly and along with principal may be converted into securities of the Company as follows:  The Note is convertible in the aggregate into 1,000,000 Units with each unit consisting of one share of common stock and one warrant.  The warrants had an original expiration date of August 2009 and each warrant allowed the holder to acquire 0.75 shares of common stock at a price of $1.35 per share.  The expiration date of the warrants under the conversion terms has been extended to April 1, 2014.  The holder of the note is an affiliate of Clarex.

In January 2008, the Company repaid in full a $1,700,000 Secured Promissory Note held by Clarex, including accrued interest of $477,444.

In March, 2008, Clarex elected to exercise the 200,000 warrants expiring on March 31, 2008 and the Company issued 200,000 shares of its commons stock for proceeds of $85,000.

In May, 2008, Clarex exercised the remaining 200,000 warrants set to expire on May 18, 2008 for $216,000 and the Company issued 200,000 shares of its common stock.

During 2007, the Company accelerated repayment of the outstanding balance of a secured promissory note dated February 13, 2006 for $700,000 due to Clarex.  The payment consisted of $554,607 in principal plus accrued interest of $1,744.  The note was pursuant to a financing arrangement with Clarex to fund the Company’s acquisition of capital assets needed to capture new business opportunities.  The funds were originally received in February 2006 and the Company issued the secured note which called for monthly installments over a term of seven years with interest at 6.75%.

During 2007, the Company repaid prior to maturity, a 6% Subordinated Convertible Promissory Note in the amount of $1,000,000 due to Clarex.  The note was originally dated April 1, 2004 and due on March 31, 2008 and was convertible into 1,000,000 Units consisting of 1,000,000 shares of common stock and warrants to acquire 750,000 shares of common stock at a price of $1.35 per share.  An initial payment of $500,000 was made on June 28, 2007 and a final payment of $500,000 plus accrued interest of $196,520 was made on September 17, 2007.

In April 2007, Clarex exercised its right to convert its holdings of 500 shares of Series A 10% Convertible Preferred Stock (the “Series A”) with a liquidation value of $500,000 into common shares of the Company.  The preferred shares were convertible at a conversion price of $1.00 per share and the Company issued 500,000 common shares in exchange.

In October 2007, Clarex exercised its right to convert its holdings of 1,000 shares of the Company’s Series B 10% Convertible Stock (the “Series B”) with a liquidation value of $1,000,000 into common stock of the Company at the specified conversion price of $2.50 per share, along with all but one of the other Series B holders.  The Company issued 400,000 common shares to Clarex, on the conversion.

5.	Notes Payable - Other

As part of the purchase price of MRC on October 19, 2004, a $175,000 Note was issued to the sole shareholder of the acquired company.  The note bears interest at the rate of 6% per annum and is payable annually on the anniversary of the closing date.  Under the terms of the note, $50,000 of the note amount was repaid on October 19, 2006.  The remaining $125,000 balance of the note along with any accrued unpaid interest is due on June 1, 2009. The outstanding principal is included with the current portion of notes payable-other.  Three additional notes, totaling $295,725, were assumed from note holders of MRC subsequent to its acquisition.  The notes had interest rates ranging from 6.0% to 10.5% and were payable from 2 to 4 years.  In 2005, two of the notes totaling $199,525 were exchanged for two notes totaling $125,000, 80,000 shares of common stock of the Company and 60,000 warrants exercisable for 60,000 shares of common stock at $1.35 per share.  The warrants expire in 2011.  Two of the three additional notes were paid in full in 2006.  The remaining note will be fully paid in 2009. A note payable to the U.S. Small Business Administration was also assumed by the Company.  The note in the amount of $362,663 bears interest at the rate of 4.0% and is due in 2032.

Notes payable - Other consist of the following:
	December 31,
	2008	2007
Notes payable - Other, payable in aggregate monthly installments of approximately $2,500, except for a note with a once yearly payment of interest of $60,500, and bearing interest at rates ranging from 4.0% to 6.0% and expiring at various dates up to April 2032.	$490,555	$505,544
Less current portion	136,892	14,814
Long-term debt, excluding current portion	$353,663	$490,730

Notes payable other, mature as follows:

2009	$136,892
2010	9,600
2011	10,000
2012	10,400
2013	10,900
Thereafter	312,763
$490,555

6.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses are comprised of the following:
	December 31,
	2008	2007
Trade accounts payable and accrued purchases	$575,157	$635,529
Accrued vacation	388,639	326,998
Accrued payroll	149,794	85,179
Accrued interest	826,849	1,135,377
Accrued payroll tax payable	9,113	6,532
Accrued bonus	81,000	177,000
Accrued commission payable	250	3,229
State and Federal income tax (prepaid) payable	(91,768)	177,212
Accrued 401K common stock contribution	53,468	61,221
Accrued expenses – other	168,163	133,689
	$2,160,655	$2,741,966

7.	Capital Lease Obligations

All of the Company’s capital lease obligations were fully satisfied in 2008.

8.	Income Taxes

The Company’s income tax benefit (provision) consists of the following:

	Years Ended
	December 31,
	2008	2007	2006

Current:
Federal provision	$(5,000)	$(50,000)	$—
State provision	(100,000)	(200,000)	(21,000)
Deferred:
Federal tax benefit	408,000	—	—
State	—	—	—

Total	$303,000	$(250,000)	$(21,000)

A reconciliation of the income tax provision computed at the statutory Federal income tax rate to our effective income tax rate follows (in percent):

	Year Ended
	December 31,
	2008		2007	2006
Federal statutory rate	34.0%		34.0%	34.0%
Net operating loss carryforward - Federal	(34.0)		(34.0)	(34.0)
Federal AMT	0.6		2.3	—
Expected tax benefit of net operating loss carry forwards	(51.3)
State tax provision	12.6		9.4	9.0
Net Operating Loss carry forward - State	—		—	(5.5)
Allowable state manufacturing credit	—		—	(0.9)
Effective income tax rate	(38.1	) %	11.7%	2.6%

At December 31, 2008, the Company has Federal and State net operating loss carry forwards for tax purposes of approximately $5,418,000 and $636,000, respectively.  The tax loss carry forwards expire at various dates through 2028.

Internal Revenue Code Section 382 places a limitation on the utilization of Federal net operating loss and other credit carry forwards when an ownership change, as defined by the tax law, occurs.  Generally, this occurs when a greater than 50 percentage point change in ownership occurs.  Accordingly, the actual utilization of the net operating loss and carryforwards for tax purposes may be limited annually to a percentage (approximately 6%) of the fair market value of the Company at the time of any such ownership change.

Deferred tax assets (liabilities) comprise the following:

	December 31,
	2008	2007

Inventory reserves	$410,000	$344,000
Accrued Vacation	133,000	111,000
Section 263A adjustment	—	1,000
Depreciation	(280,000)	(256,000)
Loss carry forwards	1,878,000	1,841,000
Gross deferred tax assets	2,141,000	2,041,000
Valuation allowance	(1,733,000)	(2,041,000)
Net deferred tax asset	$408,000	$—

SFAS No. 109 “Accounting for Income Taxes” provides for the recognition of deferred tax assets if realization of such assets is more likely than not to occur.  The Company assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the “more likely than not” recognition criteria under SFAS 109, a valuation allowance is recorded against its deferred tax assets. The Company considers its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.  As a result, in 2008, the Company adjusted its valuation allowance to reflect the realization of deferred tax assets of $1.2 million, as reflected in the effective tax rate.
The remaining portion of the Company’s valuation allowance as of December 31, 2008 will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the remaining deferred tax assets will be realized. When sufficient positive evidence exists, the Company’s income tax expense will be reduced by the decrease in its valuation allowance. An increase or reversal of the Company’s valuation allowance could have a significant negative or positive impact on the Company’s future earnings.

9.	Equity Compensation Program and Stock-based Compensation

a.	2000 Equity Compensation Program

The Company’s 2000 Equity Compensation Program provides for grants of options, stock appreciation rights and performance shares to employees, officers, directors, and others who render services to the Company.  The program consists of four plans including:  (i) the Incentive Equity Compensation Program which provide for grants of “incentive stock options”, (ii) the Supplemental Program which provide for grants of stock options to non-employees, (iii) the SAR Program which allows the granting of stock appreciation rights and, (iv) the Performance Share Program under which eligible participants may receive stock awards, including restricted stock and restricted stock units.  The plans are administered by the Compensation Committee of the Board of Directors.  Under these plans, an aggregate of up to 6,000,000 shares of common stock may be granted.  The 2000 Equity Compensation plan expires in August 2010.

b.	Stock Option Expense

The Company's results for the years ended December 31, 2008, 2007 and 2006 include stock-based compensation expense for stock option grants, as required by SFAS 123(R), totaling $47,000, $34,000 and $118,000, respectively.  Such amounts have been included in the Consolidated Statements of Income within cost of goods sold ($8,000 for 2008, $8,000 for 2007 and $31,000 for 2006), and selling, general and administrative expenses ($39,000 for 2008, $26,000 for 2007 and $87,000).  No income tax benefit has been recognized in the income statement due to the Company’s history of operating losses.

As of December 31, 2008, 2007 and 2006, there were $17,000, $52,300 and $56,600 of unrecognized compensation costs, net of estimated forfeitures, related to non-vested stock options, which are expected to be recognized over a weighted average period of approximately 1.1 years, 2.1 years and 2.3 years, respectively.

The Company did not issue any stock options during 2008.  The weighted average estimated fair value of stock options granted in the previous two years ended December 31, 2007 and 2006 was $1.47 and $1.46, respectively.  The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model.  The Company follows guidance under SFAS 123(R) and SEC Staff Accounting Bulletin No. 107 (“SAB 107”) when reviewing and updating assumptions.  The expected volatility is based upon historical volatility of our stock and other contributing factors.  The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant.  The expected term is based upon the contractual term of the option.

The following range of weighted-average assumptions were used for to determine the fair value of stock option grants during the years ended December 31, 2008, 2007 and 2006:
	Years Ended
	December 31,
	2008	2007	2006
Dividend yield	—%	0.00%	0.00%
Volatility	—%	144.9%	121.1%
Risk-free interest rate	—%	4.7%	5.2%
Expected life	—	10 years	10 years

c.	Stock Option Activity

No stock options were granted in 2008.  The Company granted 29,039 stock options during the year ended December 31, 2007 at an exercise price of $1.50, which was equal to the closing market price on the date of the grant.  The Company granted 77,200 options during the year ended December 31, 2006 at exercise prices ranging between $1.50 and $1.75, which was equal to the closing market price on the date of each grant.

A summary of the Company’s outstanding stock options as of and for the years ended December 31, 2008, 2007 and 2006 are as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value(a) (in thousands)
Outstanding as of January 1, 2006	2,199,800	$1.16
Granted	77,200	1.53
Exercised	(145,000)	0.78		$129,000
Forfeited	(252,300)	1.11
Outstanding as of December 31, 2006	1,879,700	$1.25	4.6	$789,000
Granted	29,039	1.98
Exercised	(651,100)	0.68		$2,159,000
Forfeited	(29,000)	1.98
Outstanding as of December 31, 2007	1,228,639	$1.52	4.0	$3,049,000
Granted	—	—
Exercised	(182,000)	1.42		$60,000
Forfeited	(16,500)	3.25
Outstanding as of December 31, 2008	1,030,139	1.50	3.9	$161,000

Exercisable as of December 31, 2006	1,728,276	1.28	4.4	$674,000
Exercisable as of December 31, 2007	1,171,855	1.52	3.8	$2,906,000
Exercisable as of December 31, 2008	996,919	1.50	2.8	$253,000

(a) Intrinsic value for purposes of this table represents the amount by which the fair value of the underlying stock, based on the respective market prices as of December 31, 2008, 2007 and 2006 exceeds the exercise prices of the respective options.

The following table represents non-vested stock options granted, vested, and forfeited for the year ended December 31, 2008.
Non-vested Options	Options	Weighted-Average Grant- Date Fair Value
Non-vested - January 1, 2008	56,784	$1.48
Granted	—	—
Vested	(23,564)	$1.48
Forfeited	—	—
Non-vested – December 31, 2008	33,220	$1.48

The total fair value of options vested during the years ended December 31, 2008, 2007 and 2006, was $35,000, $71,000 and $101,000, respectively.

The following table summarizes information about stock options outstanding at December 31, 2008:
	Options Outstanding			Options Exercisable
Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Price (1)	Outstanding	Life in Years	Price	Outstanding	Price
$0.50 - $2.00	957,539	6.1	$1.32	1,099,255	$1.31
$3.25 - $5.00	72,600	2.1	$3.48	72,600	$2.98

(1)   There were no outstanding options with an exercise price between $2.01 and $3.24.

d.	Restricted Stock Unit Awards

During 2008, the Company granted 23,500 restricted stock units under the 2000 Performance Share Program with a fair market value of $85,300 based on the closing market price of the Company’s stock on the grant date.  In December 2007, the Company granted 12,000 restricted stock units to one individual under the 2000 Performance Share Program with a fair market value of $48,000 based on the closing market price of the Company’s stock on the grant date.  These grants vest over a three year period contingent on continued employment over the vesting period.  There were no previous grants of restricted stock units under this plan.  The company recognized related stock compensation expense of $41,000 ($5,000 in Cost of Goods Sold and $36,000 in Selling, General and Administrative expenses) in 2008 and $0 in 2007.

A summary of the Company’s non-vested restricted stock unit awards shares is as follows:

	RSUs	Weighted Average Grant Date Fair Value
Outstanding as of January 1, 2007	—	—

Granted	12,000	4.00
Vested	—	—
Forfeited	—	—
Outstanding as of December 31, 2007	12,000	4.00
Granted	23,500	3.63
Vested	(4,000)	4.00
Forfeited	—	—
Outstanding as of December 31, 2008	31,500	3.72

The total fair value of restricted stock units which vested during 2008 was $6,600 as of the vesting date.

10.	Commitments

a.	Lease commitment

The Company occupies approximately 42,000 square feet of space located at 181 Legrand Avenue, Northvale, New Jersey pursuant to a net lease.  On November 1, 2008, the lease was renewed for a two year term to October 31, 2010, at substantially the same terms.  The Company has options to renew the Northvale lease for two additional two year terms running through October 21, 2012, with fixed terms.

The Company’s MRC Optics subsidiary occupies approximately 25,000 square feet of space located at 6405 Parkland Drive, Sarasota, FL pursuant to a net lease originally expiring on August 31, 2006.  During 2006, MRC Optics negotiated terms for the renewal of the lease until August 31, 2008.  In 2008, the Company elected to extend the lease until August 31, 2010 and has the option of three additional two year renewal periods through August 31, 2016.

The Company‘s total rental expense was approximately $588,000, $570,000 and $549,000 in 2008, 2007 and 2006, respectively, and real estate taxes and insurance were $179,000, $189,000, and $156,000 in 2008, 2007 and 2006, respectively.

Future minimum annual rentals which cover the remaining lease terms, excluding uncommitted option renewal periods are $526,000 for 2009 and $406,000 for 2010.

b.	Retirement plans

The Company maintains a 401(k) savings plan for all eligible employees (as defined in the plan).  The 401(k) plan allows employees to contribute up to 20% of their compensation on a salary reduction, pre-tax basis up to the statutory limitation.  The 401(k) plan also provides that the Company, at the discretion of the Board of Directors, may match employee contributions based on a pre-determined formula.

In 2008, the Company matched employee contributions in the amount of $179,068 contributed in the form of 66,469 shares of the Company’s common stock, which were distributed in February 2009.  In 2007, the Company matched employee contributions in the amount of $160,181 contributed in the form of 75,907 shares of the Company’s common stock, distributed in March 2008.  The Company contributed $166,694 in the form of 124,133 shares of the Company’s common stock distributed in March 2007. The Company records the distribution of the common shares in the Consolidated Statement of Shareholders’ Equity as of the date of distribution to the 401(k) plan administrator.

c.	Employment agreements

The Company is not party to any employment agreements as of December 31, 2008

11.	Product Sales, Foreign Sales and Sales to Major Customers

The following table summarizes the Company’s product sales by product categories during the past three years:

Year Ended December 31,	2008		2007		2006
Category	Sales	%	Sales	%	Sales	%
Optical Components	$14,750,000	90	$13,410,000	89	$12,274,000	88
Laser Accessories	1,551,000	10	1,690,000	11	1,647,000	12
TOTAL	$16,301,000	100	$15,100,000	100	$13,921,000	100

The Company’s export sales, are primarily to customers in countries within Europe, the Near East and Japan, and amounted to 5.2%, 9.5%, and 8.7% of product sales in 2008, 2007 and 2006, respectively. In 2008, sales to these markets, which are mainly through independent distributors, decreased from the two previous year's.

In 2008, the Company had sales to two major domestic customers which accounted for 21.6% and 13.0% of sales.  One customer is an electro-optical systems division of a major U.S. defense corporation who manufactures systems for U.S. and allied foreign governments.  The second customer is in the process control and metrology industry.  In 2007, two domestic customers accounted for 19.0% and 13.5% of sales.  Both customers were electro-optical systems divisions of major U.S defense industry corporations.  In 2006, the same two domestic customers accounted for 15%, 16% of sales.  One customer in the Defense/Aerospace sector has represented the highest percentage of sales for the past three years.  Given the concentration of sales within a small number of customers, the loss of any of these customers would have a significant negative impact on the Company and its business units.

12.	Shareholders’ Equity

a.	Common shares reserved at December 31, 2008, are as follows:

1991 Stock option plan	105,000
2000 Equity compensation plan	6,000,000
Convertible preferred stock	—
Subordinated convertible notes	2,500,000
Warrants issuable on conversion of Subordinated convertible notes	1,875,000
Warrants outstanding	1,003,790

b.	Preferred stock

The Company has authorized 1,000,000 shares of preferred stock, no par value, which the Board of Directors has the authority to issue from time to time in a series.  The Board of Directors also has the authority to fix, before the issuance of each series, the number of shares in each series and the designation, preferences, rights and limitations of each series.

The Company had no shares of preferred stock issued and outstanding as of December 31, 2008.

In 2007, the Series A preferred stock consisting of 500 shares at a stated value of $1,000 per share and convertible into common shares at the rate of $1.00 per share was converted into 500,000 common shares of the Company’s stock in April 2007.

A total of 2,032 shares of the Series B preferred stock consisting of 2,082 shares at a stated value of $1,000 per share and convertible into common shares at the rate of $2.50 per share were converted in October and November of 2007.  One holder of the remaining 50 shares of Series B preferred stock elected to redeem their shares for a cash payment of $50,000 and an accrued stock dividend of 1,332 common shares of the Company.

There were no common stock dividends for the year ended December 31, 2008.  For the years ended December 31, 2007 and 2006, the Company paid a common stock dividend on preferred stock of 134,612 and 134,000 common shares for each year equal to $238,167 and $234,500 at the closing market price of the common shares on the issue date, respectively.

c.	Warrants

Warrants outstanding expire from July 2009 to May 2010 as per the below schedule:

Shares	Exercisable through	Exercise Price	Fair Value
943,790	July 2009	$1.35	$1.29
60,000	May 2010	$1.35	$1.31

13.	Fair Value of Financial Instruments

The methods and assumptions used to estimate the fair value of the following classes of financial instruments were:

Current Assets and Current Liabilities:  The carrying amount of cash, certificates of deposits, current receivables and payables and certain other short-term financial instruments approximate their fair value.

Long-Term Debt:  The fair value of the Company’s long-term debt, including the current portion, for notes payable and subordinated convertible debentures, was estimated using a discounted cash flow analysis, based on the Company’s assumed incremental borrowing rates for similar types of borrowing arrangements.  The carrying amount of variable and fixed rate debt at December 31, 2008 approximates fair value.

14.	Quarterly Data (Unaudited)

Summary quarterly results were as follows:

Year 2008	First	Second	Third	Fourth

Net sales	4,164,248	4,007,412	3,802,935	4,326,614
Gross profit	1,501,593	1,219,202	1,065,424	1,028,370
Net Income	491,200	294,017	169,120	144,084
Net Income per share - Basic	0.05	0.03	0.02	0.01
Net Income per share - Diluted	0.03	0.02	0.01	0.01

Year 2007	First	Second	Third	Fourth

Net sales	$3,540,874	$3,678,796	$3,837,660	$4,042,548
Gross profit	1,381,500	1,393,238	815,825	1,368,266
Net Income	434,860	396,488	797,413	251,320
Net Income per share - Basic	0.06	0.02	0.09	0.03
Net Income per share - Diluted	0.04	0.02	0.06	0.02

Year 2006	First	Second	Third	Fourth

Net sales	$3,662,776	$3,531,420	$3,049,333	$3,677,598
Gross profit	1,187,617	1,121,216	882,936	1,352,045
Net Income	201,653	6,839	173,000	390,774
Net Income (loss) per share - Basic	0.03	(0.03)	0.02	0.05
Net Income (loss) per share - Diluted	0.02	(0.03)	0.02	0.04

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable by us in connection with the sale and distribution of the securities being registered.  All amounts shown are estimates, except the Securities and Exchange Commission registration fee.

SEC registration fee	$420
Accounting fees and expenses	20,000
Legal fees and expenses	49,000
Printing and engraving expenses	22,000
Transfer agent fees and expenses	0
Miscellaneous fees and expenses	8,000
Total	$99,420

Item 14.  Indemnification of Directors and Officers

Section 14A:3-5 of the New Jersey Business Corporation Act provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to Photonics Products Group, Inc.  The New Jersey Business Corporation Act provides that Section 14A:3-5 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders.

Article IX and Article X of Photonics Products Group, Inc.’s certificate of incorporation provides that a director or officer of Photonics Products Group, Inc.  shall not be liable to the Corporation or its shareholders for damages for breach of fiduciary duty as a director to the fullest extent permitted by New Jersey law.  In addition, Article VII of Photonics Products Group, Inc.’s certificate of incorporation provides that the Corporation shall indemnify its directors and officers to the fullest extent permitted by New Jersey law, including the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 15.  Recent Sales of Unregistered Securities

On March 28, 2008, Clarex Limited, a major shareholder, exercised 200,000 warrants with an expiration date of March 31, 2008, for a total exercise price of $85,000 and the Company issued 200,000 shares of common stock on the same date.  On May 16, 2008, a second set of 200,000 warrants were exercised by Clarex Limited.  These had an expiration date of May 18, 2008.  The total exercise price was $216,000 and the Company issued 200,000 shares of common stock as of that date.

On October 26, 2007, two principal holders, two outside Directors, and the Company’s CEO notified the Company they were exercising their right to convert their shares of the Company’s Series B 10% Convertible Preferred Stock (the “Series B”) into common shares of the Company at the specified conversion price of $2.50 per share.  In the aggregate, these holders’ represent 1,560 Series B shares with a liquidation preference of $1,560,000 or 75% of the total of 2,082 Series B stock issued and outstanding.  When complete, the conversion will result in reducing the number of issued and outstanding shares of Series B to 522 shares and will result in the issuance of 624,000 additional shares of Photonic Products Group, Inc. common stock. As of November 9, 2007, 560,000 common shares were issued in connection with this conversion.

On October 29, 2007, the Company issued a call for the redemption of the remaining balance of the Series B with a redemption date of November 29, 2007.  The remaining holders of the Series B have the option of converting their shares into common stock of the Company. If all remaining holders elected to convert their shares, this would result in the issuance of 208,800 additional shares of common stock or a total potential increase in common shares on the full conversion of the Series B of 832,800 common shares.  Shareholders of Series B stock who do not exercise their conversion rights will receive a payment equal to the liquidation preference of the surrendered Series B stock and will be entitled to a pro-rata stock dividend of Photonic Products Group, Inc. common shares based on the 10% coupon rate of the Series B and the conversion price of $2.50 per common share, up to the redemption date.

On April 16, 2007, the Company called for the redemption of its Series A 10% Convertible Preferred Stock (the “Series A”).  On April 30, 2007, the Company received notice that Clarex Limited, the holder of all shares of the Series A, elected to convert the 500 preferred shares into 500,000 shares of the Company’s common stock, in accordance with the Series A agreement.  The Series A preferred shares were cancelled and 500,000 common shares of the Company were issued on that date.

Item 16.

(a)            Exhibits
Exhibit No.	Description of Exhibit
2.1*
Stock Purchase Agreement between Photonic Products Group, Inc., MRC Precision Metal Optics and Frank E. Montone (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 25, 2004)

3.1*
Restated Certificate of Incorporation of Photonics Products Group, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2004)

3.2*
By-Laws of Photonic Products Group, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2004)

4.1*	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2004)
4.2*
Form of Warrants issued pursuant to June 2004 Private Placement (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2004)

4.3*
Form of Placement Agent Warrants issued pursuant to June 2004 Private Placement (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2004)

4.4*
Promissory Note Dated June 30, 2003 held by Clarex, Ltd. (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2004)

4.5*
Subordinated Convertible Promissory Note dated April 1, 2004 held by Clarex, Ltd. (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2004)

4.6*
Subordinated Convertible Promissory Note dated October 31, 2003 held by Clarex, Ltd. (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2004)

4.7*
Subordinated Convertible Promissory Note dated December 31, 2002 held by Welland, Ltd. (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2004)

4.8*
Warrant dated March 31, 2004 issued to Clarex, Ltd. (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2004)

4.9*
Warrant dated May 19, 2004 issued to Clarex, Ltd. (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2004)

4.10*
Extension of Promissory Note dated March 26, 2007 originally issued to Clarex, Ltd. on April 1, 2004 (incorporated by reference to the Company’s Amendment to its Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on November 21, 2007)

4.11*
Extension of Promissory Note dated February 15, 2008 originally issued to Clarex, Ltd. on October 31, 2003 (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2008)

4.12*
Extension of Promissory Note dated February 15, 2008 originally issued to Welland, Ltd. on December 31, 2002 (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2008)

4.13*
Subordinated Convertible Promissory Note dated April 1, 2009 held by Clarex, Ltd (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2009)

4.14*
Subordinated Convertible Promissory Note dated April 1, 2009 held by Welland, Ltd (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2009)

5.1*	Opinion of Lowenstein Sandler PC (incorporated by reference to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2004)
10.1*	2000 Equity Compensation Program (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2004)
10.2*
Warrant dated March 31, 2004 issued to Clarex Limited (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2004)

10.3*
Warrant dated May 19, 2004 issued to Clarex Limited (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 25, 2004)

11.1	An Exhibit showing the computation of per share earnings is omitted because the computation can be clearly determined from the material contained in this document.
14.1*	Code of Ethics (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2006)
21.1*	List of Subsidiaries (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2006)
23.1**	Consent of Holtz Rubenstein Reminick LLP Independent Auditors
23.2*	Consent of Lowenstein Sandler PC (contained in Exhibit 5.1)
24.1**	Power of Attorney (included on signature page of the Post-Effective Amendment No. 4 to Form S-1)

*	Previously filed.

**	Filed herewith.

(b) Financial Statement Schedules

Report of Independent Registered Public Accounting Firm on Supplemental Information

Board of Directors and Shareholders
Photonic Products Group, Inc.
and Subsidiaries
Northvale, New Jersey

The audits referred to in our report relating to the consolidated financial statements of Photonic Products Group, Inc. and Subsidiaries which is contained in Item 8 in the Form 10-K, include the audits of the financial statement schedule listed in the accompanying Schedule II for the years ended December 31, 2008, 2007 and 2006.  This financial statement schedule is the responsibility of the Company’s management.  Our responsibility is to express an opinion on this financial statement schedule based upon our audits.

In our opinion, such financial statement schedule when considered in relation to the basic consolidated financial statements take as a whole, presents fairly, in all material respects, the information set forth therein.

/s/Holtz Rubenstein Reminick LLP

March 30, 2009
Melville, NY

Schedule II –Valuation and Qualifying Accounts

PHOTONIC PRODUCTS GROUP, INC.
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Charged (Credited) to Cost and Expenses	Acquired Balance	Deductions		Balance at End of Period
Allowance for Doubtful Accounts
Year ended December 31, 2008	$15,000	—	—		—	$15,000
Year ended December 31, 2007	$15,000			$		$15,000
Year Ended December 31, 2006	$15,000	—	—		—	$15,000

Item 17.  Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933,

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement,

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in “Item 14-Indemnification of Directors and Officers” above, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Photonic Products Group, Inc. has duly caused this Amendment No. 4 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Northvale, State of New Jersey, on April 27, 2009.
Photonic Products Group, Inc.
By:	/s/ Joseph J. Rutherford
Joseph J. Rutherford
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the registrant’s Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/John C. Rich*	Chairman of the Board of Directors	April 27, 2009
John C. Rich

/s/ Joseph J. Rutherford*	President, Chief Executive Officer and Director	April 27, 2009
Joseph J. Rutherford

/s/ Luke P. LaValle, Jr.*	Director	April 27, 2009
Luke P. LaValle, Jr.

/s/Thomas H. Lenagh*	Director	April 27, 2009
Thomas H. Lenagh

/s/ Jan M. Winston*	Director	April 27, 2009
Jan M. Winston

/s/ N.E. Rick Strandlund *	Director	April 27, 2009
N.E. Rick Strandlund

/s/William J. Foote*	Chief Financial Officer, Chief Accounting Officer	April 27, 2009
William J. Foote	and Corporate Secretary

By:	/s/ Joseph J. Rutherford
Joseph J. Rutherford
Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Holtz Rubenstein Reminick, LLP, Independent Registered Public Accountants
24.1	Power of Attorney

___________